UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2014



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	001-34257	45-2302834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Nonqualified Excess Plan and Rabbi Trust

On May 21, 2014, the Boards of Directors of United Fire Group, Inc. (the "Company") and its subsidiary, United Fire & Casualty Company ("UFC"), each adopted an Executive Nonqualified Excess Plan ("Excess Plan") which covers the executive officers of the Company, who are all employees of UFC. The Excess Plan is an unfunded, nonqualified deferred compensation plan pursuant to which the Company is authorized to make matching contributions to participants' accounts at a 3 to1 match, up to 25 percent of a participant's salary. Notional interest is credited to each participant's deferred account which will be distributed in monthly installments commencing upon his/her separation from service, or paid in a lump sum upon his/her death or a termination of employment upon a change in control of the Company. Also on May 21, 2014, United Fire & Casualty Company entered into an Adoption Agreement and a Rabbi Directed Trust Agreement with affiliates of Principal Financial Group for the purpose of funding and administering the Excess Plan.

The foregoing descriptions of the Excess Plan, Excess Plan Adoption Agreement and the Rabbi Directed Trust Agreement are qualified in its entirety by reference to the Excess Plan which is filed as **Exhibit 10.1**, the Excess Plan Adoption Agreement which is filed as **Exhibit 10.2** and the Rabbi Directed Trust Agreement which is filed as **Exhibit 10.3** to this Current Report on Form 8-K and incorporated herein by reference.

Executive Change in Control Severance Agreements

Also on May 21, 2014, the Company entered into Change in Control Severance Agreements with each of its five named executive officers: Randy A. Ramlo, President and Chief Executive Officer; Michael T. Wilkins, Vice President and Chief Operating Officer; Dianne M. Lyons, Senior Vice President and Chief Financial Officer; Barrie W. Ernst, Vice President and Chief Investment Officer; and Neal R. Scharmer, Vice President, General Counsel and Corporate Secretary.

These agreements, among other things, provide for: (1) an 18-month non-competition agreement and (2) in the event of both a change in control and termination of employment under certain circumstances: (a) a severance benefit payable to the named executive officer in an amount equal to 1.5 times his or her highest annual base salary plus target annual incentive compensation, (b) the continuation of certain insurance benefits for a period of 18 months, (c) the full vesting of each long-term incentive award held by the named executive officer, with any performance measures deemed satisfied at the target level, and (d) certain outplacement benefits.

The foregoing description of the Change in Control Severance Agreements entered into by the Company's named executive officers is qualified in its entirety by reference to the template Change in Control Severance Agreement which is filed as **Exhibit 10.4** to this Current Report on Form 8-K and incorporated herein by reference.

Nonqualified Deferred Compensation Plan

On May 21, 2014, the Company's subsidiary, United Fire & Casualty Company, amended its Nonqualified Deferred Compensation Plan. Key employees of United Fire & Casualty Company, including the Company's named executive officers, are eligible to participate in this plan. The plan amendments include a change from annual to daily crediting of earnings on executive deferred accounts and a new provision for participants to elect investment options for their deferral amounts.

The foregoing description of the amendments to the Nonqualified Deferred Compensation Plan entered into by United Fire & Casualty Company is qualified in its entirety by reference to the amendment document which is filed as **Exhibit 10.5** to this Current Report on Form 8-K and incorporated herein by reference.

Amendment of the Stock Plan

As described in Item 5.07 below, at the 2014 Annual Meeting of Shareholders of the Company held on May 21, 2014, the Company's shareholders approved amendments to the United Fire & Casualty Company 2008 Stock Plan (as amended, the "Stock Plan") to, among other things, increase from 1,900,000 to 3,400,000 the number of shares of Company common stock that may be issued under the Stock Plan. The Company's Board of Directors approved the Stock Plan on February 21, 2014, subject to shareholder approval. As described in the Company's definitive proxy statement for the 2014 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 8, 2014 (the "Proxy Statement"), in addition to the increase in the number of shares of Company common stock available for future awards as discussed above, the material changes effectuated by the amendments to the Stock Plan were (i) to add a provision allowing for the recovery of erroneously awarded compensation and (ii) to officially rename the Stock Plan the United Fire Group, Inc. Stock Plan. Please see the Proxy Statement for a description of the Stock Plan and the amendments approved by the Company's shareholders.

Item 5.07. Submission of Matters to a Vote of Security Holders.
On May 21, 2014, the Company held its 2014 Annual Meeting of Shareholders in Cedar Rapids, Iowa. Represented at the meeting, in person or by proxy, were 22,688,172 shares constituting approximately 89.4 percent of the issued and outstanding shares entitled to vote as of the close of business on March 21, 2014. The following proposals were approved by the margins indicated below.

Proposal 1: Election of five director nominees for terms of three years ending in May 2017 (or until such time as their respective successors have been duly elected).

		Number of Shares		
		Votes For	Votes Withheld	Broker Non-Votes
Scott L. Carlton	Class A Director	20,735,075	86,031	1,867,065
Douglas M. Hultquist	Class A Director	17,652,617	3,168,490	1,867,065
Casey D. Mahon	Class A Director	19,714,467	1,106,639	1,867,065
Randy A. Ramlo	Class A Director	19,750,687	1,070,420	1,867,065
Susan E. Voss	Class A Director	20,764,000	57,107	1,867,065

Proposal 2: Approval of amendments to United Fire Group, Inc.'s Stock Plan

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Amendments to United Fire Group, Inc.'s Stock Plan	19,070,453	1,731,584	19,068	1,867,065

Proposal 3: Ratification of the appointment of our independent registered public accounting firm, Ernst & Young LLP for 2014.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Appointment of Ernst & Young LLP	21,455,101	1,211,178	21,893	—

Proposal 4: Approval of a resolution approving the compensation of the Company's named executive officers.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Say-on-Pay Advisory Vote on Compensation of the Company's Named Executive Officers	20,316,241	479,783	25,082	1,867,065

Item 7.01. Regulation FD Disclosure.

The shareholder presentation attached as **Exhibit 99.1** to this Current Report on Form 8-K was used at the 2014 Annual Meeting of Shareholders. The information in this Item 7.01 and **Exhibit 99.1** is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01. Other Events.

Effective May 21, 2014, the Company announced promotions and new officer appointments for both the Company and its subsidiary, United Fire & Casualty Company. A copy of the Company's press release announcing the promotions and appointments is attached as **Exhibit 99.2** to this Current Report on Form 8-K. The information in this Item 8.01 and **Exhibit 99.2** is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Also on May 21, 2014, the Company's Board of Directors unanimously adopted a resolution authorizing the amendment of the Company's articles of incorporation to establish majority voting in uncontested director elections and plurality voting in contested director elections. The amendment to the Company's articles of incorporation is subject to approval by the Company's shareholders. A proposal regarding this amendment to the articles of incorporation will be put to a vote of the Company's shareholders at the next Annual Meeting of Shareholders scheduled to be held in May 2015.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

Exhibit 10.1	United Fire Group, Inc. Executive Nonqualified Excess Plan
Exhibit 10.2	United Fire & Casualty Company Executive Nonqualified Excess Plan Adoption Agreement
Exhibit 10.3	United Fire & Casualty Company Rabbi Directed Trust Agreement
Exhibit 10.4	United Fire Group, Inc. Template Change in Control Severance Agreement
Exhibit 10.5	Amendment Number One to United Fire & Casualty Company Nonqualified Deferred Compensation Plan
Exhibit 99.1	Shareholder Presentation from Annual Meeting of Shareholders on May 21, 2014
Exhibit 99.2	Press Release of United Fire Group, Inc. dated May 22, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group, Inc.

(Registrant)

Dated: May 22, 2014   /s/ Randy A. Ramlo

Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	United Fire Group, Inc. Executive Nonqualified Excess Plan
10.2	United Fire & Casualty Company Executive Nonqualified Excess Plan Adoption Agreement
10.3	United Fire & Casualty Company Rabbi Directed Trust Agreement
10.4	United Fire Group, Inc. Template Change in Control Severance Agreement
10.5	Amendment Number One to United Fire & Casualty Company Nonqualified Deferred Compensation Plan
99.1	Shareholder Presentation from Annual Shareholder's Meeting on May 21, 2014
99.2	Press Release of United Fire Group, Inc. dated May 22, 2014

Exhibit 10.1

THE EXECUTIVE NONQUALIFIED EXCESS PLAN
PLAN DOCUMENT

THE EXECUTIVE NONQUALIFIED EXCESS PLAN

Section 1.   **Purpose:**

By execution of the Adoption Agreement, the Employer has adopted the Plan set forth herein, and in the Adoption Agreement, to provide a means by which certain management Employees or Independent Contractors of the Employer may elect to defer receipt of current Compensation from the Employer in order to provide retirement and other benefits on behalf of such Employees or Independent Contractors of the Employer, as selected in the Adoption Agreement. The Plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code (the "Code"). The Plan is also intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees under Sections 201(2), 301(a)(3) and 401(a)(l) of the Employee Retirement Income Security Act of 1974 ("ERISA") and independent contractors. Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

Section 2.   **Definitions:**

As used in the Plan, including this Section 2, references to one gender shall include the other, unless otherwise indicated by the context:

2.1   **"Active Participant"** means, with respect to any day or date, a Participant who is in Service on such day or date; provided, that a Participant shall cease to be an Active Participant (i) immediately upon a determination by the Committee that the Participant has ceased to be an Employee or Independent Contractor, or (ii) at the end of the Plan Year that the Committee determines the Participant no longer meets the eligibility requirements of the Plan.

2.2 **"Adoption Agreement"** means the written agreement pursuant to which the Employer adopts the Plan. The Adoption Agreement is a part of the Plan as applied to the Employer.

2.3 **"Beneficiary"** means the person, persons, entity or entities designated or determined pursuant to the provisions of Section 13 of the Plan.

2.4 **"Board"** means the Board of Directors of the Company, if the Company is a corporation. If the Company is not a corporation, "Board" shall mean the Company.

2.5 **"Change in Control Event"** means an event described in Section 409A (a)(2)(A)(v) of the Code (or any successor provision thereto) and the regulations thereunder.

2.6 **"Committee"** means the persons or entity designated in the Adoption Agreement to administer the Plan. If the Committee designated in the Adoption Agreement is unable to serve, the Employer shall satisfy the duties of the Committee provided for in Section 9.

2.7 **"Company"** means the company designated in the Adoption Agreement as such.

2.8 **"Compensation"** shall have the meaning designated in the Adoption Agreement.

2.9 **"Crediting Date"** means the date designated in the Adoption Agreement for crediting the amount of any Participant Deferral Credits or Employer Credits to the Deferred Compensation Account of a Participant.

2.10 **"Deferred Compensation Account"** means the account maintained with respect to each Participant under the Plan. The Deferred Compensation Account shall be credited with Participant Deferral Credits and Employer Credits, credited or debited for deemed investment gains or losses, and adjusted for payments in accordance with the rules and elections in effect under Section 8. The Deferred Compensation Account of a Participant shall include any In-Service or Education Account of the Participant, if applicable.

2.11 **"Disabled"** means Disabled within the meaning of Section 409A of the Code and the regulations thereunder. Generally, this means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering Employees of the Employer.

2.12 **"Education Account"** is an In-Service Account which will be used by the Participant for educational purposes.

2.13 **"Effective Date"** shall be the date designated in the Adoption Agreement.

2.14 **"Employee"** means an individual in the Service of the Employer if the relationship between the individual and the Employer is the legal relationship of employer and employee. An individual shall cease to be an Employee upon the Employee's Separation from Service.

2.15 **"Employer"** means the Company, as identified in the Adoption Agreement, and any Participating Employer which adopts this Plan. An Employer may be a corporation, a limited liability company, a partnership or sole proprietorship.

2.16 **"Employer Credits"** means the amounts credited to the Participant's Deferred Compensation Account by the Employer pursuant to the provisions of Section 4.2.

2.17 **"Grandfathered Amounts"** means, if applicable, the amounts that were deferred under the Plan and were earned and vested within the meaning of Section 409A of the Code and regulations thereunder as of December 31, 2004. Grandfathered Amounts shall be subject to the terms designated in the Adoption Agreement.

2.18 **"Independent Contractor"** means an individual in the Service of the Employer if the relationship between the individual and the Employer is not the legal relationship of employer and employee. An individual shall cease to be an Independent Contractor upon the termination of the Independent Contractor's Service. An Independent Contractor shall include a director of the Employer who is not an Employee.

2.19 **"In-Service Account"** means a separate account to be kept for each Participant that has elected to take in-service distributions as described in Section 5.4. The In-Service Account shall be adjusted in the same manner and at the same time as the Deferred Compensation Account under Section 8 and in accordance with the rules and elections in effect under Section 8.

2.20 **"Normal Retirement Age"** of a Participant means the age designated in the Adoption Agreement.

2.21 **"Participant"** means with respect to any Plan Year an Employee or Independent Contractor who has been designated by the Committee as a Participant and who has entered the Plan or who has a Deferred Compensation Account under the Plan; provided that if the Participant is an Employee, the individual must be a highly compensated or management employee of the Employer within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

2.22 **"Participant Deferral Credits"** means the amounts credited to the Participant's Deferred Compensation Account by the Employer pursuant to the provisions of Section 4.1.

2.23 **"Participating Employer"** means any trade or business (whether or not incorporated) which adopts this Plan with the consent of the Company identified in the Adoption Agreement.

2.24 **"Participation Agreement"** means a written agreement entered into between a Participant and the Employer pursuant to the provisions of Section 4.1

2.25 **"Performance-Based Compensation"** means compensation where the amount of, or entitlement to, the compensation is contingent on the satisfaction of preestablished organizational or individual performance criteria relating to a performance period of at least twelve months. Organizational or individual performance criteria are considered preestablished if established in writing within 90 days after the commencement of the period of service to which the criteria relates, provided that the outcome is substantially uncertain at the time the criteria are established. Performance-based compensation may include payments based upon subjective performance criteria as provided in regulations and administrative guidance promulgated under Section 409A of the Code.

2.26 **"Plan"** means The Executive Nonqualified Excess Plan, as herein set out and as set out in the Adoption Agreement, or as duly amended. The name of the Plan as applied to the Employer shall be designated in the Adoption Agreement.

2.27 **"Plan-Approved Domestic Relations Order"** shall mean a judgment, decree, or order (including the approval of a settlement agreement) which is:

2.27.1 Issued pursuant to a State's domestic relations law;

2.27.2 Relates to the provision of child support, alimony payments or marital property rights to a Spouse, former Spouse, child or other dependent of the Participant;

2.27.3 Creates or recognizes the right of a Spouse, former Spouse, child or other dependent of the Participant to receive all or a portion of the Participant's benefits under the Plan;

2.27.4 Requires payment to such person of their interest in the Participant's benefits in a lump sum payment at a specific time; and

2.27.5 Meets such other requirements established by the Committee.

2.28 **"Plan Year"** means the twelve-month period ending on the last day of the month designated in the Adoption Agreement; provided that the initial Plan Year may have fewer than twelve months.

2.29 **"Qualifying Distribution Event"** means (i) the Separation from Service of the Participant, (ii) the date the Participant becomes Disabled, (iii) the death of the Participant, (iv) the time specified by the Participant for an In-Service or Education Distribution, (v) a Change in Control Event, or (vi) an Unforeseeable Emergency, each to the extent provided in Section 5.

2.30 **"Seniority Date"** shall have the meaning designated in the Adoption Agreement.

2.31 **"Separation from Service"** or **"Separates from Service"** means a "separation from service" within the meaning of Section 409A of the Code.

2.32 **"Service"** means employment by the Employer as an Employee. For purposes of the Plan, the employment relationship is treated as continuing intact while the Employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Employee's right to reemployment is provided either by statute or contract. If the Participant is an Independent Contractor, "Service" shall mean the period during which the contractual relationship exists between the Employer and the Participant. The contractual relationship is not terminated if the Participant anticipates a renewal of the contract or becomes an Employee.

2.33 **"Service Bonus"** means any bonus paid to a Participant by the Employer which is not Performance-Based Compensation.

2.34 **"Specified Employee"** means an Employee who meets the requirements for key employee treatment under Section 416(i)(l)(A)(i), (ii) or (iii) of the Code (applied in accordance with the regulations thereunder and without regard to Section 416(i)(5) of the Code) at any time during the twelve month period ending on December 31 of each year (the "identification date"). Unless binding corporate action is taken to establish different rules for determining Specified Employees for all plans of the Company and its controlled group members that are subject to Section 409A of the Code, the foregoing rules and the other default rules under the regulations of Section 409A of the Code shall apply. If the person is a key employee as of any identification date, the person is treated as a Specified Employee for the twelve-month period beginning on the first day of the fourth month following the identification date.

2.35 **"Spouse"** or **"Surviving Spouse"** means, except as otherwise provided in the Plan, a person who is the legally married spouse or surviving spouse of a Participant.

2.36 **"Unforeseeable Emergency"** means an "unforeseeable emergency" within the meaning of Section 409A of the Code.

2.37 **"Years of Service"** means each Plan Year of Service completed by the Participant. For vesting purposes, Years of Service shall be calculated from the date designated in the Adoption Agreement and Service shall be based on service with the Company and all Participating Employers.

Section 3.   Participation:

The Committee in its discretion shall designate each Employee or Independent Contractor who is eligible to participate in the Plan. A Participant who Separates from Service with the Employer and who later returns to Service will not be an Active Participant under the Plan except upon satisfaction of such terms and conditions as the Committee shall establish upon the Participant's return to Service, whether or not the Participant shall have a balance remaining in the Deferred Compensation Account under the Plan on the date of the return to Service.

Section 4.   Credits to Deferred Compensation Account:

4.1   Participant Deferral Credits. To the extent provided in the Adoption Agreement, each Active Participant may elect, by entering into a Participation Agreement with the Employer, to defer the receipt of Compensation from the Employer by a dollar amount or percentage specified in the Participation Agreement. The amount of

Compensation the Participant elects to defer, the Participant Deferral Credit, shall be

credited by the Employer to the Deferred Compensation Account maintained for the

Participant pursuant to Section 8. The following special provisions shall apply with

respect to the Participant Deferral Credits of a Participant:

 4.1.1 The Employer shall credit to the Participant's Deferred Compensation Account on each Crediting Date an amount equal to the total Participant Deferral Credit for the period ending on such Crediting Date.

 4.1.2 An election pursuant to this Section 4.1 shall be made by the Participant by executing and delivering a Participation Agreement to the Committee. Except as otherwise provided in this Section 4.1, the Participation Agreement shall become effective with respect to such Participant as of the first day of January following the date such Participation Agreement is received by the Committee. A Participant's election may be changed at any time prior to the last permissible date for making the election as permitted in this Section 4.1, and shall thereafter be irrevocable. The election of a Participant shall continue in effect for subsequent years until modified by the Participant as permitted in this Section 4.1.

 4.1.3 A Participant may execute and deliver a Participation Agreement to the Committee within 30 days after the date the Participant first becomes eligible to participate in the Plan to be effective as of the first payroll period next following the date the Participation Agreement is fully executed by the Participant. Whether a Participant is treated as newly eligible for participation under this Section shall be determined in accordance with Section 409A of the Code and the regulations thereunder, including (i) rules that treat all elective deferral account balance plans as one plan, and (ii) rules that treat a previously eligible Employee as newly eligible if his benefits had been previously distributed or if he has been ineligible for 24 months. For Compensation that is earned based upon a specified performance period (for example, an annual bonus), where a deferral election is made under this Section but after the beginning of the performance period, the election will only apply to the portion of the Compensation equal to the total amount of the Compensation for the service period multiplied by the ratio of the number of days remaining in the performance period after the election over the total number of days in the performance period.

 4.1.4 A Participant may unilaterally modify a Participation Agreement (either to terminate, increase or decrease the portion of his future Compensation which is subject to deferral within the percentage limits set forth in Section 4.1 of the Adoption Agreement) by providing a written modification of the Participation Agreement to the Committee. The modification shall become effective as of the first day of January following the date such written modification is received by the Committee.

4.1.5   If the Participant performed services continuously from the later of the beginning of the performance period or the date upon which the performance criteria are established through the date upon which the Participant makes an initial deferral election, a Participation Agreement relating to the deferral of Performance-Based Compensation may be executed and delivered to the Committee no later than the date which is 6 months prior to the end of the performance period, provided that in no event may an election to defer Performance-Based Compensation be made after such Compensation has become readily ascertainable.

4.1.6   If the Employer has a fiscal year other than the calendar year, Compensation relating to Service in the fiscal year of the Employer (such as a bonus based on the fiscal year of the Employer), of which no amount is paid or payable during the fiscal year, may be deferred at the Participant's election if the election to defer is made not later than the close of the Employer's fiscal year next preceding the first fiscal year in which the Participant performs any services for which such Compensation is payable.

4.1.7   Compensation payable after the last day of the Participant's taxable year solely for services provided during the final payroll period containing the last day of the Participant's taxable year (i.e., December 31) is treated for purposes of this Section 4.1 as Compensation for services performed in the subsequent taxable year.

4.1.8   The Committee may from time to time establish policies or rules consistent with the requirements of Section 409A of the Code to govern the manner in which Participant Deferral Credits may be made.

4.1.9   If a Participant becomes Disabled all currently effective deferral elections for such Participant shall be cancelled. At the time the participant is no longer Disabled, subsequent elections to defer future compensation will be permitted under this Section 4.

4.1.10 If a Participant applies for and receives a distribution on account of an Unforeseeable Emergency, all currently effective deferral elections for such Participant shall be cancelled. Subsequent elections to defer future compensation will be permitted under this Section 4.

4.1.11 If a Participant receives a hardship distribution under Section 1.401(k)-1 (d)(3) of the Code or any other similar provision, all currently effective deferral elections shall be cancelled.   Subsequent elections to defer future compensation under this Section 4 will not be effective until the later of the beginning of the next calendar year or six months after the date of the hardship distribution.

4.2   **Employer Credits.** If designated by the Employer in the Adoption

Agreement, the Employer shall cause the Committee to credit to the Deferred

Compensation Account of each Active Participant an Employer Credit as determined in accordance with the Adoption Agreement. A Participant must make distribution elections

with respect to any Employer Credits credited to his Deferred Compensation Account by

the deadline that would apply under Section 4.1 for distribution elections with respect to

Participant Deferral Credits credited at the same time, on a Participation Agreement that

is timely executed and delivered to the Committee pursuant to Section 4.1.

4.3   Deferred Compensation Account. All Participant Deferral Credits and

Employer Credits shall be credited to the Deferred Compensation Account of the

Participant as provided in Section 8.

Section 5.   Qualifying Distribution Events:

5.1   Separation from Service. If the Participant Separates from Service with

the Employer, the vested balance in the Deferred Compensation Account shall be paid to

the Participant by the Employer as provided in Section 7. Notwithstanding the foregoing,

no distribution shall be made earlier than six months after the date of Separation from

Service (or, if earlier, the date of death) with respect to a Participant who as of the date of

Separation from Service is a Specified Employee of a corporation the stock in which is

traded on an established securities market or otherwise. Any payments to which such

Specified Employee would be entitled during the first six months following the date of

Separation from Service shall be accumulated and paid on the first day of the seventh

month following the date of Separation from Service, and shall be adjusted for deemed

investment gain and loss incurred during the six month period.

5.2   Disability. If the Employer designates in the Adoption Agreement that distributions are permitted under the Plan when a Participant becomes Disabled, and the Participant becomes Disabled while in Service, the vested balance in the Deferred Compensation Account shall be paid to the Participant by the Employer as provided in Section 7.

5.3   Death. If the Participant dies while in Service, the Employer shall pay a benefit to the Participant's Beneficiary in the amount designated in the Adoption Agreement. Payment of such benefit shall be made by the Employer as provided in Section 7.

5.4   In-Service or Education Distributions. If the Employer designates in the Adoption Agreement that in-service or education distributions are permitted under the Plan, a Participant may designate in the Participation Agreement to have a specified amount credited to the Participant's In-Service or Education Account for in-service or education distributions at the date specified by the Participant. In no event may an in-service or education distribution of an amount be made before the date that is two years after the first day of the year in which any deferral election to such In-Service or Education Account became effective. Notwithstanding the foregoing, if a Participant incurs a Qualifying Distribution Event prior to the date on which the entire balance in the In-Service or Education Account has been distributed, then the balance in the In-Service or Education Account on the date of the Qualifying Distribution Event shall be paid as provided under Section 7.1 for payments on such Qualifying Distribution Event.

5.5   Change in Control Event. If the Employer designates in the Adoption

Agreement that distributions are permitted under the Plan upon the occurrence of a

Change in Control Event, the Participant may designate in the Participation Agreement to

have the vested balance in the Deferred Compensation Account paid to the Participant

upon a Change in Control Event by the Employer as provided in Section 7.

5.6 **Unforeseeable Emergency.** If the Employer designates in the Adoption

Agreement that distributions are permitted under the Plan upon the occurrence of an

Unforeseeable Emergency event, a distribution from the Deferred Compensation Account

may be made to a Participant in the event of an Unforeseeable Emergency, subject to the

following provisions:

5.6.1   A Participant may, at any time prior to his Separation from Service for any reason, make application to the Committee to receive a distribution in a lump sum of all or a portion of the vested balance in the Deferred Compensation Account (determined as of the date the distribution, if any, is made under this Section 5.6) because of an Unforeseeable Emergency. A distribution because of an Unforeseeable Emergency shall not exceed the amount required to satisfy the Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution, after taking into account the extent to which the Unforeseeable Emergency may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by stopping current deferrals under the Plan pursuant to Section 4.1.10.

5.6.2   The Participant's request for a distribution on account of Unforeseeable Emergency must be made in writing to the Committee. The request must specify the nature of the financial hardship, the total amount requested to be distributed from the Deferred Compensation Account, and the total amount of the actual expense incurred or to be incurred on account of the Unforeseeable Emergency.

5.6.3   If a distribution under this Section 5.6 is approved by the Committee, such distribution will be made as soon as practicable following the date it is approved. The processing of the request shall be completed as soon as practicable from the date on which the Committee receives the properly completed written request for a distribution on account of an Unforeseeable Emergency. If a Participant's Separation from Service occurs after a request is approved in accordance with this Section 5.6.3, but prior to distribution of the full amount approved, the approval of the request shall be automatically null and void and the benefits which the Participant is entitled to receive under the Plan shall be distributed in accordance with the applicable distribution provisions of the Plan.

5.6.4 The Committee may from time to time adopt additional policies or rules consistent with the requirements of Section 409A of the Code to govern the manner in which such distributions may be made so that the Plan may be conveniently administered.

Section 6.   Vesting:

A Participant shall be fully vested in the portion of his Deferred Compensation Account attributable to Participant Deferral Credits, and all income, gains and losses attributable thereto. A Participant shall become fully vested in the portion of his Deferred Compensation Account attributable to Employer Credits, and income, gains and losses attributable thereto, in accordance with the vesting schedule and provisions designated by the Employer in the Adoption Agreement. If a Participant's Deferred Compensation Account is not fully vested upon Separation from Service, the portion of the Deferred Compensation Account that is not fully vested shall thereupon be forfeited.

Section 7.   Distribution Rules:

7.1   Payment Options. The Employer shall designate in the Adoption Agreement the payment options which may be elected by the Participant (lump sum, annual installments, or a combination of both). Different payment options may be made available for each Qualifying Distribution Event, and different payment options may be available for different types of Separations from Service, all as designated in the Adoption Agreement. The Participant shall elect in the Participation Agreement the method under which the vested balance in the Deferred Compensation Account will be distributed from among the designated payment options. The Participant may at such time elect a different method of payment for each Qualifying Distribution Event as specified in the Adoption Agreement. If the Participant is permitted by the Employer in the Adoption Agreement to elect different payment options and does not make a valid

election, the vested balance in the Deferred Compensation Account will be distributed as

a lump sum.

Notwithstanding the foregoing, if certain Qualifying Distribution Events occur

prior to the date on which the vested balance of a Participant's Deferred Compensation

Account is completely paid pursuant to this Section 7.1 following the occurrence of

certain initial Qualifying Distribution Events, the following rules apply:

7.1.1   If the initial Qualifying Distribution Event is a Separation from Service or
Disability, and the Participant subsequently dies, the remaining unpaid vested balance of
a Participant's Deferred Compensation Account shall be paid as a lump sum.

7.1.2   If the initial Qualifying Distribution Event is a Change in Control Event,
and any subsequent Qualifying Distribution Event occurs (except an In-Service or
Education Distribution described in Section 2.29(iv)), the remaining unpaid vested
balance of a Participant's Deferred Compensation Account shall be paid as provided
under Section 7.1 for payments on such subsequent Qualifying Distribution Event.

7.2   Timing of Payments. Payment shall be made in the manner elected by the

Participant and shall commence as soon as practicable after (but no later than 60 days

after) the distribution date elected for the Qualifying Distribution Event. In the event the

Participant fails to make a valid election of the payment method, the distribution will be

made in a single lump sum payment as soon as practicable after (but no later than 60 days

after) the Qualifying Distribution Event. A payment may be further delayed to the extent

permitted in accordance with regulations and guidance under Section 409A of the Code.

7.3   Installment Payments. If the Participant elects to receive installment

payments upon a Qualifying Distribution Event, the payment of each installment shall be

made on the anniversary of the date of the first installment payment, and the amount of

the installment shall be adjusted on such anniversary for credits or debits to the

Participant's account pursuant to Section 8 of the Plan. Such adjustment shall be made by dividing the balance in the Deferred Compensation Account on such date by the number of installments remaining to be paid hereunder; provided that the last installment due under the Plan shall be the entire amount credited to the Participant's account on the date of payment.

      7.4   **De Minimis Amounts.** Notwithstanding any payment election made by the Participant, if the Employer designates a pre-determined de minimis amount in the Adoption Agreement, the vested balance in the Deferred Compensation Account of the Participant will be distributed in a single lump sum payment if at the time of a permitted Qualifying Distribution Event the vested balance does not exceed such pre-determined de minimis amount; provided, however, that such distribution will be made only where the Qualifying Distribution Event is a Separation from Service, death, Disability (if applicable) or Change in Control Event (if applicable). Such payment shall be made on or before the later of (i) December 31 of the calendar year in which the Qualifying Distribution Event occurs, or (ii) the date that is 2-1/2 months after the Qualifying Distribution Event occurs. In addition, the Employer may distribute a Participant's vested balance at any time if the balance does not exceed the limit in Section 402(g)(1)(B) of the Code and results in the termination of the Participant's entire interest in the Plan as provided under Section 409A of the Code.

      7.5   **Subsequent Elections.** With the consent of the Committee, a Participant may delay or change the method of payment of the Deferred Compensation Account subject to the following requirements:

     7.5.1   The new election may not take effect until at least 12 months after the date on which the new election is made.

7.5.2   If the new election relates to a payment for a Qualifying Distribution Event other than the death of the Participant, the Participant becoming Disabled, or an Unforeseeable Emergency, the new election must provide for the deferral of the payment for a period of at least five years from the date such payment would otherwise have been made.

7.5.3   If the new election relates to a payment from the In-Service or Education Account, the new election must be made at least 12 months prior to the date of the first scheduled payment from such account.

For purposes of this Section 7.5 and Section 7.6, a payment is each separately identified amount to which the Participant is entitled under the Plan; provided, that entitlement to a series of installment payments is treated as the entitlement to a single payment.

7.6   Acceleration Prohibited. The acceleration of the time or schedule of any payment due under the Plan is prohibited except as expressly provided in regulations and administrative guidance promulgated under Section 409A of the Code (such as accelerations for domestic relations orders and employment taxes). It is not an acceleration of the time or schedule of payment if the Employer waives or accelerates the vesting requirements applicable to a benefit under the Plan.

Section 8.   Accounts; Deemed Investment; Adjustments to Account:

8.1   Accounts. The Committee shall establish a book reserve account, entitled the "Deferred Compensation Account," on behalf of each Participant. The Committee shall also establish an In-Service or Education Account as a part of the Deferred Compensation Account of each Participant, if applicable. The amount credited to the Deferred Compensation Account shall be adjusted pursuant to the provisions of Section 8.3.

8.2   Deemed Investments. The Deferred Compensation Account of a

Participant shall be credited with an investment return determined as if the account were invested in one or more investment funds made available by the Committee. The Participant shall elect the investment funds in which his Deferred Compensation Account shall be deemed to be invested. Such election shall be made in the manner prescribed by the Committee and shall take effect upon the entry of the Participant into the Plan. The investment election of the Participant shall remain in effect until a new election is made by the Participant. In the event the Participant fails for any reason to make an effective election of the investment return to be credited to his account, the investment return shall be determined by the Committee.

    8.3   **Adjustments to Deferred Compensation Account.** With respect to each Participant who has a Deferred Compensation Account under the Plan, the amount credited to such account shall be adjusted by the following debits and credits, at the times and in the order stated:

    8.3.1   The Deferred Compensation Account shall be debited each business day with the total amount of any payments made from such account since the last preceding business day to him or for his benefit. Unless otherwise specified by the Employer, each deemed investment fund will be debited pro-rata based on the value of the investment funds as of the end of the preceding business day.

    8.3.2 The Deferred Compensation Account shall be credited on each Crediting Date with the total amount of any Participant Deferral Credits and Employer Credits to such account since the last preceding Crediting Date.

    8.3.3 The Deferred Compensation Account shall be credited or debited on each day securities are traded on a national stock exchange with the amount of deemed investment gain or loss resulting from the performance of the deemed investment funds elected by the Participant in accordance with Section 8.2. The amount of such deemed investment gain or loss shall be determined by the Committee and such determination shall be final and conclusive upon all concerned.

Section 9.   **Administration by Committee:**

9.1   **Membership of Committee.** If the Committee consists of individuals appointed by the Board, they will serve at the pleasure of the Board. Any member of the Committee may resign, and his successor, if any, shall be appointed by the Board.

9.2   **General Administration**. The Committee shall be responsible for the operation and administration of the Plan and for carrying out its provisions. The Committee shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions, including interpretations of this Plan, as may arise in connection with this Plan. Any such action taken by the Committee shall be final and conclusive on any party. To the extent the Committee has been granted discretionary authority under the Plan, the Committee's prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Employer with respect to the Plan. The Committee may, from time to time, employ agents and delegate to such agents, including Employees of the Employer, such administrative or other duties as it sees fit.

9.3   **Indemnification**. To the extent not covered by insurance, the Employer shall indemnify the Committee, each Employee, officer, director, and agent of the Employer, and all persons formerly serving in such capacities, against any and all liabilities or expenses, including all legal fees relating thereto, arising in connection with the exercise of their duties and responsibilities with respect to the Plan, provided however that the Employer shall not indemnify any person for liabilities or expenses due to that person's own gross negligence or willful misconduct.

Section 10.   Contractual Liability, Trust:

10.1   Contractual Liability. Unless otherwise elected in the Adoption Agreement, the Company shall be obligated to make all payments hereunder. This obligation shall constitute a contractual liability of the Company to the Participants, and such payments shall be made from the general funds of the Company. The Company shall not be required to establish or maintain any special or separate fund, or otherwise to segregate assets to assure that such payments shall be made, and the Participants shall not have any interest in any particular assets of the Company by reason of its obligations hereunder. To the extent that any person acquires a right to receive payment from the Company, such right shall be no greater than the right of an unsecured creditor of the Company.

10.2   Trust. The Employer may establish a trust to assist it in meeting its obligations under the Plan. Any such trust shall conform to the requirements of a grantor trust under Revenue Procedures 92-64 and 92-65 and at all times during the continuance of the trust the principal and income of the trust shall be subject to claims of general creditors of the Employer under federal and state law. The establishment of such a trust would not be intended to cause Participants to realize current income on amounts contributed thereto, and the trust would be so interpreted and administered.

Section 11.   Allocation of Responsibilities:

The persons responsible for the Plan and the duties and responsibilities allocated to each are as follows:

11.1 Board.

(i)   To amend the Plan;

(ii)   To appoint and remove members of the Committee; and

(iii)   To terminate the Plan as permitted in Section 14.

11.2 Committee.

(i)   To designate Participants;

(ii)   To interpret the provisions of the Plan and to determine the rights of the Participants under the Plan, except to the extent otherwise provided in Section 16 relating to claims procedure;

(iii)   To administer the Plan in accordance with its terms, except to the extent powers to administer the Plan are specifically delegated to another person or persons as provided in the Plan;

(iv)   To account for the amount credited to the Deferred Compensation Account of a Participant;

(v)   To direct the Employer in the payment of benefits;

(vi)   To file such reports as may be required with the United States Department of Labor, the Internal Revenue Service and any other government agency to which reports may be required to be submitted from time to time; and

(vii)   To administer the claims procedure to the extent provided in Section 16.

<u>**Section 12.   Benefits Not Assignable; Facility of Payments:**</u>

12.1   Benefits Not Assignable. No portion of any benefit credited or paid under the Plan with respect to any Participant shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber or charge the same shall be void, nor shall any portion of such benefit be in any manner payable to any assignee, receiver or any one trustee, or be liable for his debts, contracts, liabilities, engagements or torts.

DD 2326-6

12.2   Plan-Approved Domestic Relations Orders. The Committee shall establish procedures for determining whether an order directed to the Plan is a Plan-Approved Domestic Relations Order. If the Committee determines that an order is a Plan-Approved Domestic Relations Order, the Committee shall cause the payment of amounts pursuant to or segregate a separate account as provided by (and to prevent any payment or act which might be inconsistent with) the Plan-Approved Domestic Relations Order.

12.3   Payments to Minors and Others. If any individual entitled to receive a payment under the Plan shall be physically, mentally or legally incapable of receiving or acknowledging receipt of such payment, the Committee, upon the receipt of satisfactory evidence of his incapacity and satisfactory evidence that another person or institution is maintaining him and that no guardian or committee has been appointed for him, may cause any payment otherwise payable to him to be made to such person or institution so maintaining him. Payment to such person or institution shall be in full satisfaction of all claims by or through the Participant to the extent of the amount thereof.

Section 13.   Beneficiary:

The Participant's beneficiary shall be the person, persons, entity or entities designated by the Participant on the beneficiary designation form provided by and filed with the Committee or its designee. If the Participant does not designate a beneficiary, the beneficiary shall be his Surviving Spouse. If the Participant does not designate a beneficiary and has no Surviving Spouse, the beneficiary shall be the Participant's estate. The designation of a beneficiary may be changed or revoked only by filing a new beneficiary designation form with the Committee or its designee. If a beneficiary (the "primary beneficiary") is receiving or is entitled to receive payments under the Plan and dies before receiving all of the payments due him, the balance to which he is entitled shall be paid to the contingent beneficiary, if any, named in the Participant's current beneficiary designation form. If there is no contingent beneficiary, the balance shall be paid to the estate of the primary beneficiary. Any beneficiary may disclaim all or any part of any benefit to which such beneficiary shall be entitled hereunder by filing a written disclaimer with the Committee before payment of such benefit is to be made. Such a disclaimer shall be made in a form satisfactory to the Committee and shall be irrevocable when filed. Any benefit disclaimed shall be payable from the Plan in the same manner as if the beneficiary who filed the disclaimer had predeceased the Participant.

Section 14.   Amendment and Termination of Plan:

The Company may amend any provision of the Plan or terminate the Plan at any time; provided, that in no event shall such amendment or termination reduce the balance in any Participant's Deferred Compensation Account as of the date of such amendment or termination, nor shall any such amendment affect the terms of the Plan relating to the payment of such Deferred Compensation Account. Notwithstanding the foregoing, the following special provisions shall apply:

14.1   Termination in the Discretion of the Employer. Except as otherwise provided in Sections 14.2, the Company in its discretion may terminate the Plan and distribute benefits to Participants subject to the following requirements and any others specified under Section 409A of the Code:

14.1.1 All arrangements sponsored by the Employer that would be aggregated with the Plan under Section 1.409A-l(c) of the Treasury Regulations are terminated.

14.1.2 No payments other than payments that would be payable under the terms of the Plan if the termination had not occurred are made within 12 months of the termination date.

14.1.3 All benefits under the Plan are paid within 24 months of the termination date.

14.1.4 The Employer does not adopt a new arrangement that would be aggregated with the Plan under Section 1.409A-1(c) of the Treasury Regulations providing for the deferral of compensation at any time within 3 years following the date of termination of the Plan.

14.1.5 The termination does not occur proximate to a downturn in the financial health of the Employer.

14.2   Termination Upon Change in Control Event. If the Company terminates the Plan within thirty days preceding or twelve months following a Change in Control Event, the Deferred Compensation Account of each Participant shall become fully vested and payable to the Participant in a lump sum within twelve months following the date of termination, subject to the requirements of Section 409A of the Code.

Section 15.   Communication to Participants:

The Employer shall make a copy of the Plan available for inspection by Participants and their beneficiaries during reasonable hours at the principal office of the Employer.

Section 16.   Claims Procedure:

The following claims procedure shall apply with respect to the Plan:

16.1   Filing of a Claim for Benefits. If a Participant or Beneficiary (the "claimant") believes that he is entitled to benefits under the Plan which are not being paid to him or which are not being accrued for his benefit, he shall file a written claim therefore with the Committee.

16.2 **Notification to Claimant of Decision.** Within 90 days after receipt of a claim by the Committee (or within 180 days if special circumstances require an extension of time), the Committee shall notify the claimant of the decision with regard to the claim. In the event of such special circumstances requiring an extension of time, there shall be furnished to the claimant prior to expiration of the initial 90-day period written notice of the extension, which notice shall set forth the special circumstances and the date by which the decision shall be furnished. If such claim shall be wholly or partially denied, notice thereof shall be in writing and worded in a manner calculated to be understood by the claimant, and shall set forth: (i) the specific reason or reasons for the denial; (ii) specific reference to pertinent provisions of the Plan on which the denial is based; (iii) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and (iv) an explanation of the procedure for review of the denial and the time limits applicable to such procedures, including a statement of the claimant's right to bring a civil action under ERISA following an adverse benefit determination on review. Notwithstanding the foregoing, if the claim relates to a disability determination, the Committee shall notify the claimant of the decision within 45 days (which may be extended for an additional 30 days if required by special circumstances).

16.3 **Procedure for Review.** Within 60 days following receipt by the claimant of notice denying his claim, in whole or in part, or, if such notice shall not be given, within 60 days following the latest date on which such notice could have been timely given, the claimant may appeal denial of the claim by filing a written application for review with the Committee. Following such request for review, the Committee shall fully and fairly review the decision denying the claim. Prior to the decision of the Committee, the claimant shall be given an opportunity to review pertinent documents and to submit issues and comments in writing.

16.4   Decision on Review. The decision on review of a claim denied in whole or in part by the Committee shall be made in the following manner:

16.4.1 Within 60 days following receipt by the Committee of the request for review (or within 120 days if special circumstances require an extension of time), the Committee shall notify the claimant in writing of its decision with regard to the claim. In the event of such special circumstances requiring an extension of time, written notice of the extension shall be furnished to the claimant prior to the commencement of the extension. Notwithstanding the foregoing, if the claim relates to a disability determination, the Committee shall notify the claimant of the decision within 45 days (which may be extended for an additional 45 days if required by special circumstances).

16.4.2 With respect to a claim that is denied in whole or in part, the decision on review shall set forth specific reasons for the decision, shall be written in a manner calculated to be understood by the claimant, and shall set forth:

(i)   the specific reason or reasons for the adverse determination;

(ii)   specific reference to pertinent Plan provisions on which the adverse determination is based;

(iii)   a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant's claim for benefits; and

(iv)   a statement describing any voluntary appeal procedures offered by the Plan and the claimant's right to obtain the information about such procedures, as well as a statement of the claimant's right to bring an action under ERISA section 502(a).

16.4.3 The decision of the Committee shall be final and conclusive.

16.5   Action by Authorized Representative of Claimant. All actions set forth in this Section 16 to be taken by the claimant may likewise be taken by a representative of the claimant duly authorized by him to act in his behalf on such matters. The

Committee may require such evidence as either may reasonably deem necessary or advisable of the authority to act of any such representative.

Section 17.   Miscellaneous Provisions:

17.1   Set off. The Employer may at any time offset a Participant's Deferral Compensation Account by an amount up to $5,000 to collect the amount of any loan, cash advance, extension of other credit or other obligation of the Participant to the Employer that is then due and payable in accordance with the requirements of Section 409A of the Code.

17.2   Notices. Each Participant who is not in Service and each Beneficiary shall be responsible for furnishing the Committee or its designee with his current address for the mailing of notices and benefit payments. Any notice required or permitted to be given to such Participant or Beneficiary shall be deemed given if directed to such address and mailed by regular United States mail, first class, postage prepaid. If any check mailed to such address is returned as undeliverable to the addressee, mailing of checks will be suspended until the Participant or Beneficiary furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification otherwise permitted to be given by posting or by other publication.

17.3   Lost Distributees. A benefit shall be deemed forfeited if the Committee is unable to locate the Participant or Beneficiary to whom payment is due by the fifth anniversary of the date payment is to be made or commence; provided, that the deemed investment rate of return pursuant to Section 8.2 shall cease to be applied to the Participant's account following the first anniversary of such date; provided further, however, that such benefit shall be reinstated if a valid claim is made by or on behalf of the Participant or Beneficiary for all or part of the forfeited benefit.

17.4   Reliance on Data. The Employer and the Committee shall have the right to rely on any data provided by the Participant or by any Beneficiary. Representations of such data shall be binding upon any party seeking to claim a benefit through a Participant, and the Employer and the Committee shall have no obligation to inquire into the accuracy of any representation made at any time by a Participant or Beneficiary.

17.5   Headings. The headings and subheadings of the Plan have been inserted for convenience of reference and are to be ignored in any construction of the provisions hereof.

17.6   Continuation of Employment. The establishment of the Plan shall not be construed as conferring any legal or other rights upon any Employee or any persons for continuation of employment, nor shall it interfere with the right of the Employer to discharge any Employee or to deal with him without regard to the effect thereof under the Plan.

17.7   Merger or Consolidation; Assumption of Plan. No Employer shall consolidate or merge into or with another corporation or entity, or transfer all or substantially all of its assets to another corporation, partnership, trust or other entity (a "Successor Entity") unless such Successor Entity shall assume the rights, obligations and liabilities of the Employer under the Plan and upon such assumption, the Successor Entity shall become obligated to perform the terms and conditions of the Plan. Nothing herein shall prohibit the assumption of the obligations and liabilities of the Employer under the Plan by any Successor Entity.

17.8   Construction. The Employer shall designate in the Adoption Agreement the state according to whose laws the provisions of the Plan shall be construed and enforced, except to the extent that such laws are superseded by ERISA and the applicable requirements of the Code.

17.9   Taxes. The Employer or other payor may withhold a benefit payment under the Plan or a Participant's wages, or the Employer may reduce a Participant's Account balance, in order to meet any federal, state, or local or employment tax withholding obligations with respect to Plan benefits, as permitted under Section 409A of the Code. The Employer or other payor shall report Plan payments and other Plan-related information to the appropriate governmental agencies as required under applicable laws.

Section 18.   Transition Rules:

This Section 18 does not apply to plans newly established on or after January 1, 2009.

18.1   2005 Election Termination. Notwithstanding Section 4.1.4, at any time during 2005, a Participant may terminate a Participation Agreement, or modify a Participation Agreement to reduce the amount of Compensation subject to the deferral election, so long as the Compensation subject to the terminated or modified Participation Agreement is includible in the income of the Participant in 2005 or, if later, in the taxable year in which the amounts are earned and vested.

18.2   2005 Deferral Election. The requirements of Section 4.1.2 relating to the timing of the Participation Agreement shall not apply to any deferral elections made on or before March 15, 2005, provided that (a) the amounts to which the deferral election relate have not been paid or become payable at the time of the election, (b) the Plan was in existence on or before December 31, 2004, (c) the election to defer compensation is made in accordance with the terms of the Plan as in effect on December 31, 2005 (other than a requirement to make a deferral election after March 15, 2005), and (d) the Plan is otherwise operated in accordance with the requirements of Section 409A of the Code.

18.3   *2005 Termination of Participation; Distribution.* Notwithstanding anything in this Plan to the contrary, at any time during 2005, a Participant may terminate his or her participation in the Plan and receive a distribution of his Deferred Compensation Account balance on account of that termination, so long as the full amount of such distribution is includible in the Participant's income in 2005 or, if later, in the taxable year of the Participant in which the amount is earned and vested.

18.4   Payment Elections. Notwithstanding the provisions of Sections 7.1 or 7.5 of the Plan, a Participant may elect on or before December 31, 2008, the time or form of payment of amounts subject to Section 409A of the Code provided that such election applies only to amounts that would not otherwise be payable in the year of the election and does not cause an amount to paid in the year of the election that would not otherwise be payable in such year.

Exhibit 10.2

NOTE: Execution of this Adoption Agreement creates a legal liability of the Employer with significant tax consequences to the Employer and Participants. Principal Life Insurance Company disclaims all liability for the legal and tax consequences which result from the elections made by the Employer in this Adoption Agreement.

Principal Life Insurance Company, Raleigh, NC 27612
A member of the Principal Financial Group®

THE EXECUTIVE NONQUALIFIED "EXCESS" PLAN

ADOPTION AGREEMENT

THIS AGREEMENT is the adoption by **United Fire & Casualty Company** (the "Company") of the Executive Nonqualified Excess Plan ("Plan").

W I T N E S S E T H:

WHEREAS, the Company desires to adopt the Plan as an unfunded, nonqualified deferred compensation plan; and

WHEREAS, the provisions of the Plan are intended to comply with the requirements of Section 409A of the Code and the regulations thereunder and shall apply to amounts subject to section 409A; and

WHEREAS, the Company has been advised by Principal Life Insurance Company to obtain legal and tax advice from its professional advisors before adopting the Plan,

NOW, THEREFORE, the Company hereby adopts the Plan in accordance with the terms and conditions set forth in this Adoption Agreement:

ARTICLE I

Terms used in this Adoption Agreement shall have the same meaning as in the Plan, unless some other meaning is expressly herein set forth. The Employer hereby represents and warrants that the Plan has been adopted by the Employer upon proper authorization and the Employer hereby elects to adopt the Plan for the benefit of its Participants as referred to in the Plan. By the execution of this Adoption Agreement, the Employer hereby agrees to be bound by the terms of the Plan.

ARTICLE II

The Employer hereby makes the following designations or elections for the purpose of the Plan:

2.6   **Committee:**   The duties of the Committee set forth in the Plan shall be satisfied by:

   __   (a)   Company

   XX   (b)   The administrative committee appointed by the Board to serve at the pleasure of the Board.

   __   (c)   Board.

   __   (d)   Other (specify): _____.

2.8   **Compensation:** The "Compensation" of a Participant shall mean all of a Participant's:

    XX   (a)   Base salary.

    __   (b)   Service Bonus.

    XX   (c)   Performance-Based Compensation earned in a period of 12 months or more.

    __   (d)   Commissions.

    __   (e)   Compensation received as an Independent Contractor reportable on Form 1099.

    XX   (f)   Other: **An amount equivalent to the 401(k) Refund.**

2.9   **Crediting Date:** The Deferred Compensation Account of a Participant shall be credited as follows:

Participant Deferral Credits at the time designated below:

    __   (a)   The last business day of each Plan Year.

    __   (b)   The last business day of each calendar quarter during the Plan Year.

    __   (c)   The last business day of each month during the Plan Year.

    __   (d)   The last business day of each payroll period during the Plan Year.

    __   (e)   Each pay day as reported by the Employer.

    XX   (f)   On any business day as specified by the Employer.

Employer Credits at the time designated below:

    XX   (a)   On any business day as specified by the Employer.

2.13   **Effective Date:**

    __   (a)   This is a newly-established Plan, and the Effective Date of the Plan is

    _____.

    XX   (b)   This is an amendment and restatement of a plan named **United Fire & Casualty Company Nonqualified Deferred Compensation Plan** with an effective date of **January 1, 2007.** The Effective Date of this amended and restated Plan is **May 22, 2014.**

        XX   (i)   All amounts in Deferred Compensation Accounts shall be subject to the provisions of this amended and restated Plan.

        __   (ii)   Any Grandfathered Amounts shall be subject to the Plan rules in effect on October 3, 2004.

2.20   **Normal Retirement Age:** The Normal Retirement Age of a Participant shall be:

XX   (a)   Age **65**.

__   (b)   The later of age ___ or the _____ anniversary of the participation commencement date. The participation commencement date is the first day of the first Plan Year in which the Participant commenced participation in the Plan.

__   (c)   Other: _____.

2.23   **Participating Employer(s):** As of the Effective Date, the following Participating Employer(s) are parties to the Plan:

Name of Employer	EIN
United Fire & Casualty Company	42-0644327

2.26   **Plan:** The name of the Plan is

United Fire & Casualty Company Supplemental Executive Retirement and Deferral Plan.

2.28   **Plan Year:** The Plan Year shall end each year on the last day of the month of **December**.

2.30   **Seniority Date:** The date on which a Participant has:

__   (a)   Attained age __.

__   (b)   Completed __ Years of Service from First Date of Service.

__   (c)   Attained age __ and completed __ Years of Service from First Date of Service.

XX   (d)   Not applicable - distribution elections for Separation from Service are not based on Seniority Date

4.1   Participant Deferral Credits: Subject to the limitations in Section 4.1 of the Plan, a Participant may elect to have his Compensation (as selected in Section 2.8 of this Adoption Agreement) deferred within the annual limits below by the following percentage or amount as designated in writing to the Committee:

    XX   (a)   Base salary:

                minimum deferral: _____%

                maximum deferral: ____85____%

    __   (b)   Service Bonus:

                minimum deferral: _____%

                maximum deferral: _____%

    XX   (c)   Performance-Based Compensation:

                minimum deferral: _____%

                maximum deferral: ____85____%

    __   (d)   Commissions:

                minimum deferral: _____%

                maximum deferral :   _____%

    __   (e)   Form 1099 Compensation:

                minimum deferral: _____%

                maximum deferral :   _____%

    XX   (f)   Other: **An amount equivalent to the 401(k) Refund**

                minimum deferral: ____100____%

                maximum deferral: ____100____%

    __   (g)   Participant deferrals not allowed.

4.2   **Employer Credits:** Employer Credits will be made in the following manner:

> **XX**   (a)   ****Employer Discretionary Credits****: The Employer may make discretionary credits to the Deferred Compensation Account of each Active Participant in an amount determined as follows:
>
>> **XX**   (i)   An amount determined each Plan Year by the Employer.
>>
>> __   (ii)   Other: _____.
>
> **XX**   (b)   **Other Employer Credits**: The Employer may make other credits to the Deferred Compensation Account of each Active Participant in an amount determined as follows:
>
>> **XX**   (i)   An amount determined each Plan Year by the Employer.
>>
>> __   (ii)   Other: _____.
>
> __   (c)   Employer Credits not allowed.

Please see Exhibit A

5.2   **Disability of a Participant:**

> **XX**   (a)   A Participant's becoming Disabled shall be a Qualifying Distribution Event and the Deferred Compensation Account shall be paid by the Employer as provided in Section 7.1.
>
> __   (b)   A Participant becoming Disabled shall <u>not</u> be a Qualifying Distribution Event.

5.3   **Death of a Participant:** If the Participant dies while in Service, the Employer shall pay a benefit to the Beneficiary in an amount equal to the vested balance in the Deferred Compensation Account of the Participant determined as of the date payments to the Beneficiary commence, plus:

> __   (a)   An amount to be determined by the Committee..
>
> **XX**   (b)   No additional benefits.

5.4   **In-Service or Education Distributions:** In-Service and Education Accounts are permitted under the Plan:

      XX   (a)   In-Service Accounts are allowed with respect to:
                      XX   Participant Deferral Credits only.
                      __   Employer Credits only.
                      __   Participant Deferral and Employer Credits.

                      In-service distributions may be made in the following manner:
                      XX   Single lump sum payment.
                      XX   Annual installments over a term certain not to exceed **5** years.

                      Education Accounts are allowed with respect to:
                      XX   Participant Deferral Credits only.
                      __   Employer Credits only.
                      __   Participant Deferral and Employer Credits.

                      Education Accounts distributions may be made in the following manner:
                      XX   Single lump sum payment.
                      XX   Annual installments over a term certain not to exceed **5** years.

                      If applicable, amounts not vested at the time payments due under this Section cease will be:
                      __   Forfeited
                      __   Distributed at Separation from Service if vested at that time

      __   (b)   No In-Service or Education Distributions permitted.

5.5   **Change in Control Event:**

      __   (a)   Participants may elect upon initial enrollment to have accounts distributed upon a Change in Control Event.

      XX   (b)   A Change in Control shall <u>not</u> be a Qualifying Distribution Event.

5.6   **Unforeseeable Emergency Event:**

      __   (a)   Participants may apply to have accounts distributed upon an Unforeseeable Emergency event.

      XX   (b)   An Unforeseeable Emergency shall <u>not</u> be a Qualifying Distribution Event

6. **Vesting:** An Active Participant shall be fully vested in the Employer Credits made to the Deferred Compensation Account upon the first to occur of the following events:

XX (a) Normal Retirement Age.

XX (b) Death.

XX (c) Disability.

XX (d) Change in Control Event

XX (e) Satisfaction of the vesting requirement as specified below:

XX **Employer Discretionary Credits:**

__ (i) Immediate 100% vesting.

__ (ii) 100% vesting after __ Years of Service.

__ (iii) 100% vesting at age __.

XX (iv)

Number of Years of Service		Vested Percentage
Less than	1	**0**%
	1	**0**%
	2	**0**%
	3	**60**%
	4	**80**%
	5	**100**%
	6	__%
	7	__%
	8	__%
	9	__%
	10 or more	__%

For this purpose, Years of Service of a Participant shall be calculated from the date designated below:

__ (1) First Day of Service.

__ (2) Effective Date of Plan Participation.

__ (3) Each Crediting Date. Under this option (3), each Employer Credit shall vest based on the Years of Service of a Participant from the Crediting Date on which each Employer Discretionary Credit is made to his or her Deferred Compensation Account.

XX (4) Other: **Date Participants are eligible for Restoration Benefit Credit.**

XX   **Other Employer Credits:**

     XX   (i)   Immediate 100% vesting.

     __   (ii)   100% vesting after __ Years of Service.

     __   (iii)   100% vesting at age __.

     __   (iv)

Number of Years of Service		Vested Percentage
Less than	1	__%
	1	__%
	2	__%
	3	__%
	4	__%
	5	__%
	6	__%
	7	__%
	8	__%
	9	__%
	10 or more	__%

For this purpose, Years of Service of a Participant shall be calculated from the date designated below:

     __   (1)   First Day of Service.

     __   (2)   Effective Date of Plan Participation.

     __   (3)   Each Crediting Date. Under this option (3), each Employer Credit shall vest based on the Years of Service of a Participant from the Crediting Date on which each Employer Discretionary Credit is made to his or her Deferred Compensation Account.

7.1   **Payment Options:** Any benefit payable under the Plan upon a permitted Qualifying Distribution Event may be made to the Participant or his Beneficiary (as applicable) in any of the following payment forms, as selected by the Participant in the Participation Agreement:

    (a)   Separation from Service (Seniority Date is Not Applicable)

        XX   (i)   A lump sum.

        XX   (ii)   Annual installments over a term certain as elected by the Participant not to exceed **10** years.

    (b)   Separation from Service prior to Seniority Date (If Applicable)

        __   (i)   A lump sum.

        XX   (ii)   Not Applicable

    (c)   Separation from Service on or After Seniority Date (If Applicable)

        __   (i)   A lump sum.

        __   (ii)   Annual installments over a term certain as elected by the Participant not to exceed ___ years.

        XX   (iii)   Not Applicable

    (d)   Separation from Service Upon a Change in Control Event

        XX   (i)   A lump sum.

    (e)   Death

        XX   (i)   A lump sum.

        __   (ii)   Annual installments over a term certain as elected by the Participant not to exceed ___ years.

    (f)   Disability

        XX   (i)   A lump sum.

        XX   (ii)   Annual installments over a term certain as elected by the Participant not to exceed **10** years.

        __   (iii)   Not applicable.

    If applicable, amounts not vested at the time payments due under this Section cease will be:
    __   Forfeited
    __   Distributed at Separation from Service if vested at that time

(g)   Change in Control Event

__   (i)   A lump sum.

XX   (ii)   Not applicable.

If applicable, amounts not vested at the time payments due under this Section cease will be:
__   Forfeited
__   Distributed at Separation from Service if vested at that time

7.4   **De Minimis Amounts.**

XX   (a)   Notwithstanding any payment election made by the Participant, the vested balance in the Deferred Compensation Account of the Participant will be distributed in a single lump sum payment at the time designated under the Plan if at the time of a permitted Qualifying Distribution Event that is either a Separation from Service, death, Disability (if applicable) or Change in Control Event (if applicable) the vested balance does not exceed $ **25,000.** In addition, the Employer may distribute a Participant's vested balance at any time if the balance does not exceed the limit in Section 402(g)(1)(B) of the Code and results in the termination of the Participant's entire interest in the Plan

__   (b)   There shall be no pre-determined de minimis amount under the Plan; however, the Employer may distribute a Participant's vested balance at any time if the balance does not exceed the limit in Section 402(g)(1)(B) of the Code and results in the termination of the Participant's entire interest in the Plan.

10.1   **Contractual Liability:** Liability for payments under the Plan shall be the responsibility of the:

XX   (a)   Company.

__   (b)   Employer or Participating Employer who employed the Participant when amounts were deferred.

14.   **Amendment and Termination of Plan:** Notwithstanding any provision in this Adoption Agreement or the Plan to the contrary, See **Exhibit A** for changes in naming conventions of Employer Discretionary Credits.

__   There are no amendments to the Plan.

17.9   Construction: The provisions of the Plan shall be construed and enforced according to the laws of the State of **Iowa**, except to the extent that such laws are superseded by ERISA and the applicable provisions of the Code.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year stated below.

United Fire & Casualty Company
Name of Employer

By: _____
Authorized Person
Date: _____

Exhibit A

Any reference to "Employer Discretionary Credits" in the Plan Document or this Adoption Agreement shall be replaced with "Restoration Benefit Credit"

Exhibit 10.3

Rabbi Directed
Trust Agreement

TRUST NAME: United Fire & Casualty Company Nonqualified Deferred Compensation Plan and United Fire Group Supplemental Executive Retirement and Deferral Plan

THIS TRUST AGREEMENT ("Agreement") is made by and between United Fire & Casualty Company ("Employer") and Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company ("Trustee").

WHEREAS, the Employer has adopted the United Fire & Casualty Company Nonqualified Deferred Compensation Plan and United Fire Group Supplemental Executive Retirement and Deferral Plan ("Plan") to provide benefits for certain employees of the Employer and employees of participating employers that have adopted the Plan;

WHEREAS, the Employer has incurred or expects to incur liability under the terms of the Plan with respect to individuals participating in the Plan;

WHEREAS, the Employer wishes to contribute to the Trust assets that shall be held therein, subject to the claims of the Employer's creditors in the event of the Employer's Insolvency, as herein defined, until paid to the Plan participants and their beneficiaries in such manner and at such times as specified in the Plan;

☐ This is an amendment and restatement of the above-named Trust.

☒ This is a newly-established trust.

WHEREAS, it is the intention of the parties that the Trust shall constitute an unfunded arrangement and shall not affect the status of the Plan as an unfunded plan maintained for the purpose of providing deferred compensation for a select group of management or highly compensated employees for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and

WHEREAS, the Employer intends to make contributions to this Trust to provide itself with a source of funds to assist it in the meeting of its liabilities under the Plan;

NOW, THEREFORE, the parties do hereby establish the Trust and agree that the Trust shall be comprised, held and disposed of as follows:

SECTION 1. TRUST FUND

1.1   Establishment of Trust. The Employer hereby establishes with the Trustee a trust in which may be deposited such sums of money as shall from time to time be paid or delivered to the Trustee in accordance with the terms of the Plan and which shall become the principal of the Trust to be held, administered and disposed of by the Trustee as provided in this Agreement and in accordance with any investment policy or guidelines established under the Plan and communicated in writing to the Trustee. All such deposits, all investments and reinvestments thereof and all earnings, appreciation and additions allocable thereto, less losses, depreciation and expenses allocable thereto and any payments made therefrom as authorized under the Plan or this Agreement shall constitute the "Trust".

1.2   Irrevocability of Trust. The Trust hereby established shall be irrevocable and shall terminate only upon the complete distribution of the assets of the Trust to the participants or their beneficiaries.

1.3   Grantor Trust. The Trust is intended to be a grantor trust of which the Employer is the grantor within the

1.4   meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Internal Revenue Code of 1986, as
        amended ("Code") and shall be construed accordingly.

1.5   Non-Diversion of Funds. The principal of the Trust, and any earnings thereon shall be held separate and apart
        from other funds of the Employer and except for the payment of fees and other expenses, including administrative
        expenses of the Plan, properly charged to the Trust under this Agreement shall be used exclusively for the use
        and purposes of Plan participants and their beneficiaries and general creditors as herein set forth.

        Plan participants and their beneficiaries shall have no preferred claim on, or any beneficial ownership interest in,
        any assets of the Trust. Any rights created under the Plan and this Agreement shall be mere unsecured
        contractual rights of Plan participants and their beneficiaries against the Employer. Any assets held by the Trust
        will be subject to the claims of the Employer's general creditors under federal and state law in the event of
        Insolvency, as defined in Section 9.1 herein.

1.6   Deposits. The Employer in its sole discretion, may at any time, or from time to time, make additional deposits of
        cash or other property in trust with the Trustee to augment the principal to be held, administered and disposed of
        by the Trustee as provided in this Agreement. Neither the Trustee nor any Plan participant or beneficiary shall
        have the right to compel such deposits.

SECTION 2. TRUSTEE AND COMMITTEE

2.1   Committee. The Employer shall certify to the Trustee the names and specimen signatures of the members of the
        Committee ("Committee") appointed by the Employer to administer the Plan and give directions to the Trustee.
        Such certification shall include directions as to the number of signatures required for any communication or
        direction to the Trustee. The Employer shall promptly give notice to the Trustee of changes in the membership
        of the Committee. The Committee may also certify to the Trustee the name of any agent, together with a
        specimen signature of any such agent who is not a member of the Committee, authorized to act for the
        Committee in relation to the Trustee. The Committee shall promptly give notice to the Trustee of any change in
        any agent authorized to act on behalf of the Committee. For all purposes under this Agreement, until any such
        notice is received by the Trustee, the Trustee shall be fully protected in assuming that the membership of the
        Committee and the authority of any agent authorized to act on its behalf remain unchanged.

2.2   Trustee's Reliance. The Trustee may rely and act upon any certificate, notice or direction of the Committee, or of
        an agent authorized to act on its behalf, or of the Employer which the Trustee believes to be genuine and to have
        been signed by the person or persons duly authorized to sign such certificate, notice, or direction.

SECTION 3. INVESTMENT AND ADMINISTRATION

3.1   General. The Trust shall be held by the Trustee and shall be invested and reinvested as hereinafter provided in this
        Section 3, without distinction between principal and income and without regard to the restrictions of the laws of any
        jurisdiction relating to the investment of trusts.

3.2   Collection of Contributions. The Trustee shall have no authority over and shall have no responsibility for the
        administration of the Plan. The Trustee shall be under no duty to enforce the payment of any contribution to the
        Trust and shall not be responsible for the adequacy of the Trust to satisfy any obligations for benefits, expenses,
        and liabilities under the Plan. In addition to making contributions, the Employer, through the Committee, shall
        furnish the Trustee with such information and data relative to the Plan as is necessary for the proper
        administration of the Trust.

3.3   Appointment of Investment Manager.

        (a)   The Committee may, in its discretion, appoint an investment manager ("Investment Manager") to direct the
                investment and reinvestment of all or any portion of the Trust. Any such Investment Manager shall either
                (i) be registered as an investment adviser under the Investment Advisers Act of 1940, as amended

("Investment Advisers Act"); (ii) be a bank, as defined in the Investment Advisers Act; or (iii) be an insurance company qualified to perform investment services under the laws of more than one state.

(b)   The Committee shall give written notice to the Trustee of the appointment of an Investment Manager pursuant to Section 3.3(a). Such notice shall include: (i) a specification of the portion of the Trust to which the appointment applies; (ii) a certification by the Committee that the Investment Manager satisfies the requirements of Section 3.3(a)(i), (ii) or (iii); (iii) a copy of the instruments appointing the Investment Manager and evidencing the Investment Manager's acceptance of the appointment; (iv) directions as to the manner in which the Investment Manager is authorized to give instructions to the Trustee, including the persons authorized to give instructions and the number of signatures required for any written instruction;(v) a specimen signature of the Investment Manager; (vi) an acknowledgment by the Investment Manager that it is a fiduciary of the Trust; and (vii) if applicable, a certificate evidencing the Investment Manager's current registration under the Investment Advisers Act. For purposes of this Agreement, the appointment of an Investment Manager pursuant to this Section 3.3 shall become effective as of the effective date specified in such notice, or, if later, as of the date on which the Trustee receives proper notice of such appointment.

(c)   The Committee shall give written notice to the Trustee of the resignation or removal of an Investment Manager previously appointed pursuant to this Section 3.3. From and after the date on which the Trustee receives such notice, or, if later, the effective date of the resignation or removal specified in such notice, the Committee shall be responsible, in accordance with Section 3.4, for the investment and reinvestment of the portion of the Trust previously managed by such Investment Manager, until such time as a successor Investment Manager has been duly appointed pursuant to this Section 3.3.

(d)   The Trustee may rely and act upon any certificate, notice or direction of the Investment Manager which the Trustee believes to be genuine and to have been signed by the Investment Manager.

3.4   Investment Decisions.

(a)   The Trustee shall invest and reinvest the Trust in accordance with the directions of the Committee, or, to the extent provided in Section 3.3, in accordance with the directions of an Investment Manager. The Trustee shall be under no duty or obligation to review any investment to be acquired, held or disposed of pursuant to such directions nor to make any recommendation with respect to the disposition or continued retention of any such investment. The Trustee shall have no liability or responsibility for its action or inaction pursuant to the direction of, or its failure to act in the absence of directions from, the Committee or an Investment Manager, except to the extent provided in Section 5.1. The Employer hereby agrees to indemnify the Trustee and hold it harmless from and defend it against any claim or liability which may be asserted against the Trustee by reason of any action or inaction by it pursuant to a direction by the Committee or by an Investment Manager or failing to act in the absence of any such direction.

(b)   The Committee or an Investment Manager appointed pursuant to Section 3.3 may, at any time and from time to time, issue orders for the purchase or sale of securities directly to a broker; and in order to facilitate such transaction, the Trustee upon request shall execute and deliver appropriate trading authorizations. Written notification of the issuance of each such order shall be given promptly to the Trustee by the Committee or the Investment Manager, and the execution of each such order shall be confirmed by written advice to the Trustee by the broker. Such notification shall be authority for the Trustee to pay for securities purchased against receipt thereof and to deliver securities sold against payment therefor, as the case may be.

(c)   To the extent that neither the Committee nor an Investment Manager furnishes directions as to the investment of the Trust, the Trustee shall invest and reinvest the Trust in any stable-value investment currently available to the Trust. If no stable-value investment is currently available to the Trust, the Trustee shall invest and reinvest the portion of the Trust subject to this section 3.4(c) in an investment generally recognized as having the lowest investment risk of all investments available to the Trust.

3.5   Investment in Short-Term Obligation. Notwithstanding any provisions of this Section 3 to the contrary, the Trustee or its designee, upon the direction of the Committee, may retain uninvested cash or cash balances, without being required to pay interest thereon. Pending investment, and if directed to do so by the Committee, the Trustee may temporarily invest any funds held or received by it for investment in an investment fund established to invest funds held thereunder in commercial paper or in obligations of, or guaranteed by, the United States government or any of its agencies.

3.6   Directed Powers of the Trustee

(a)   Subject to the direction of the Employer, Committee, or Investment Manager, the Trustee or its designee is authorized and empowered to perform only those duties and functions expressly set out in this Agreement. The Trustee will not be under any duty to take any action other than those actions specified in this Agreement unless it expressly agrees in writing to do so. The Trustee or its designee is authorized and empowered:

(i)   to invest and reinvest part or all of the Trust in accordance with investment policies which may be established by the Committee from time to time in such assets as the Committee or Investment Manager may direct (including common and preferred stocks of the Employer), bonds, debentures, mutual fund shares, notes, commercial paper, treasury bills, options, partnership interests, venture capital investments, any common, commingled, or pooled investment funds (including such funds for which the Trustee serves as investment manager), contracts and policies issued by an insurance company (including affiliates of the Trustee), endorsement split dollar insurance, any interest bearing deposits held by any bank or similar financial institution (including affiliates of the Trustee), and any other real or personal property;

(ii)   in accordance with directions from the Committee, to apply for, pay premiums on and maintain in force on the lives of Plan participants, individual ordinary or individual or group term or universal life insurance policies, variable universal life insurance policies, survivorship life insurance policies or annuity policies ("policies") (including any policies issued by an affiliate of the Trustee) and to have with respect to such policies all of the rights, powers, options, privileges and benefits usually comprised in the term "incidents of ownership" and normally vested in an owner of such policies, except the Trustee shall have no power to name a beneficiary of the policy other than the Trust; to assign the policy (as distinct from conversion of the policy to a different form) other than to a successor trustee; or to loan to any person the proceeds of any borrowing against such policy;

(iii)   to sell, exchange, convey, transfer or dispose of and also to grant options with respect to any property, whether real or personal, at any time held by it, and any sale may be made by private contract or by public auction, and for cash or upon credit, or partly for cash and partly upon credit, and no person dealing with the Trustee shall be bound to see to the application of the purchase money or to inquire into the validity, expediency or propriety of any such sale or other disposition;

(iv)   to retain, manage, operate, repair and rehabilitate and to mortgage or lease for any period any real estate held by it and, in its discretion, cause to be formed any corporation or trust to hold title to any such real property;

(v)   to borrow or raise monies for the purposes of the Trust from any lender, except the Trustee, in its individual capacity, and for any sum so borrowed to issue its promissory note as Trustee and to secure the repayment thereof by pledging all or any part of the Trust, and no person lending money to the Trustee shall be bound to see to the application of the money loaned or to inquire into the validity, expediency or propriety of any such borrowing;

(vi)   to make distributions in cash upon the direction of the Employer through the Committee;

(vii)   to vote in person or by proxy on any stocks, bonds, or other securities held by it, including any shares of mutual funds held by it, to exercise any options appurtenant to any stocks, bonds or other securities for the conversion thereof into other stocks, bonds or securities, or to exercise any rights to subscribe for additional stocks, bonds or other securities and to make any and all necessary payment therefor and to enter into any voting trust;

(viii)   with respect to any investment, to join in, dissent from, or oppose any action or inaction of any corporation, or of the directors, officers or stockholders of any corporation, including, without limitation, any reorganization, recapitalization, consolidation, liquidation, sale or merger;

(ix)   to settle, adjust, compromise, or submit to arbitration any claims, debts or damages due or owing to or from the Trust;

(x)   to deposit any property with any protective, reorganization or similar committee, to delegate power thereto and to pay and agree to pay part of its expenses and compensation and any assessments levied with respect to any property so deposited; and

(xi)   to delegate administrative duties to a designee.

(b)   In addition to and not by way of limitation of any other powers conferred upon the Trustee by law or other provisions of this Agreement, but subject to Section 1.4 and this Section 3, the Trustee is authorized and empowered, in its discretion:

(i)   to commence or defend suits or legal proceedings, and to represent the Trust in all suits or legal proceedings in any court or before any other body or tribunal;

(ii)   to register securities in its name or in the name of any nominee or nominees with or without indication of the capacity in which the securities shall be held, or to hold securities in bearer form;

(iii)   to employ such agents, brokers, counsel, accountants, actuaries or other professionals, as the Trustee shall deem advisable and to be reimbursed by the Employer for their reasonable expenses and compensation;

(iv)   to make, execute, acknowledge, and deliver any and all deeds, leases, assignments and instruments; and

(v)   generally to do all acts which the Trustee may deem necessary or desirable for the administration and protection of the Trust.

(c)   Notwithstanding any powers granted to the Trustee pursuant to this Agreement or by applicable law, the Trustee shall not have any power that could give the Trust the objective of carrying on a business and dividing the gains therefrom, within the meaning of Section 301.7701-2 of the Procedure and Administrative Regulations promulgated pursuant to the Code.

3.7   <u>Substitution of Assets.</u> The Employer shall have the right at any time, and from time to time, in its sole discretion, to substitute assets of equal fair market value for any asset held by the Trust. This right is exercisable by the Employer in a nonfiduciary capacity without the approval or consent of any person in a fiduciary capacity.

3.8   <u>Trust Income.</u> During the term of this Trust, all income received by the Trust, net of expenses and taxes, shall be accumulated and reinvested.

SECTION 4. DISTRIBUTIONS FROM TRUST

4.1   <u>General.</u> The Employer shall deliver to the Trustee a schedule ("Payment Schedule") that indicates the amounts payable in respect of each Plan participant (and his or her beneficiaries), that provides a formula or other instructions acceptable to the Trustee for determining the amounts so payable, the form in which such amount is to be paid (as provided for or available under the Plan), and the time of commencement for payment of such amounts. Except as otherwise provided herein, the Trustee shall make payments to the Plan participants and their beneficiaries in accordance with such Payment Schedule.

4.2   <u>Reporting and Withholding Requirements.</u> The Employer or Trustee shall provide for the reporting and withholding of any federal, state or local taxes that may be required to be withheld with respect to the payment of benefits pursuant to the terms of the Plan and shall pay amounts withheld to the appropriate taxing authorities. Upon the occurrence of a distribution pursuant to the Plan, the Committee shall direct the Trustee to send the Employer an amount, as determined by the Employer, sufficient for the Employer to discharge its withholding obligations with respect to the distribution.

4.3   <u>Direction by Committee.</u>

(a)   A direction by the Committee to make a distribution from the Trust shall:

(i)   be made in writing;

<blockquote>
<blockquote>
(ii)   specify the amount of the payment to be distributed (net of the amount sufficient for the Employer to discharge its withholding obligation), the date such payment is to be made, the person to whom payment is to be made, and the address to which the payment is to be sent;

(iii)   specify the amount determined by the Employer to be sufficient for the Employer to discharge its withholding obligation; and

(iv)   be deemed to certify to the Trustee that such direction and any payment pursuant thereto are authorized under the terms of the Plan.
</blockquote>

(b)   The Trustee shall be entitled to rely conclusively on the Committee's certification of its authority to direct a payment without independent investigation. The Trustee shall have no liability to any person with respect to payments made in accordance with the provisions of this Section 4.
</blockquote>

4.4   <u>Benefits Entitlement.</u> The entitlement of a Plan participant or his or her beneficiaries to benefits under the Plan shall be determined by the Employer or such party as it shall designate under the Plan, and any claim for such benefits shall be considered and reviewed under the procedures set out in the Plan.

4.5   <u>Payments by Employer.</u> The Employer may make payment of benefits directly to Plan participants or their beneficiaries as they become due under the terms of the Plan. The Employer shall notify the Trustee of its decision to make payment of benefits directly prior to the time amounts are payable to participants or their beneficiaries. In addition, if the principal of the Trust, and any earnings thereon, are not sufficient to make payments of benefits in accordance with the terms of the Plan, the Employer shall make the balance of each such payment as it falls due. The Trustee shall notify the Employer where principal and earnings are not sufficient.

4.6   <u>Payments to Employer.</u> Except as expressly provided in the Plan, the Employer shall have no right or power to direct the Trustee to return to the Employer any of the Trust Fund before all payments of benefits have been made pursuant to the Plan. However upon written request and certification from the Employer of the amount required to pay benefits provided under the terms of the Plan, if the Trustee determines that the value of the assets of the Trust Fund are in excess of 100% of the amount required to pay the benefits provided under the terms of the Plan, then such excess assets, including both principal and income, shall be returned to the Employer.

SECTION 5. TRUSTEE'S AND COMMITTEE'S RESPONSIBILITIES

5.1   <u>General Standard of Care.</u> The Trustee, the members of the Committee and any Investment Manager shall at all times discharge their duties with respect to the Trust solely in the interest of the Plan participants and their beneficiaries and with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, provided, however, that the Trustee shall incur no liability to any person for any action taken pursuant to a direction, request or approval given by the Employer which is contemplated by, and in conformity with, the terms of the Plan or this Trust and is given in writing by the Employer. In the event of a dispute between the Employer and a party, the Trustee may apply to a court of competent jurisdiction to resolve the dispute.

5.2   <u>No Liability for Acts of Others.</u> No fiduciary under this Agreement shall be liable for an act or omission of another person in carrying out any fiduciary responsibility where such fiduciary responsibility is allocated to such other person by this Agreement or pursuant to a procedure established in this Agreement.

5.3   <u>Legal Counsel.</u> The Trustee may consult with legal counsel (who may be counsel to the Employer) concerning any questions which may arise under this Agreement, and the opinions of such counsel shall be full and complete protection with respect to any action taken, or omitted, by the Trustee hereunder in good faith in accordance with the opinion of such counsel.

5.4   <u>Liability Under Plan.</u> The duties and obligations of the Trustee shall be limited to those expressly set forth in this Agreement, notwithstanding any reference herein to the Plan. Notwithstanding any other provision of this Trust Agreement, the Trustee and its officers, directors and agents hereunder shall be indemnified and held harmless by the Employer and the Trust to the fullest extent permitted by law against any and all costs, damages, expenses and liabilities including, but not limited to, attorneys' fees and disbursements reasonably incurred by or imposed upon it in connection with any claim made against it or in which it may be involved by reason of it being, or having been, a Trustee hereunder, to the extent such amounts are not satisfied by fiduciary liability insurance that may or may not be maintained by the Employer. If the Employer does not pay such costs, expenses and liabilities in a reasonably timely manner, the Trustee may obtain payment from the Trust.

SECTION 6. TRUSTEE'S ACCOUNTS

6.1   Accounts. The Trustee shall keep accurate and detailed accounts of all investments, reinvestments, receipts, disbursements, and all other transactions hereunder, and all such accounts and the books and records relating thereto shall be open to inspection at all reasonable times by the Employer or the Committee or persons designated by them.

6.2   Valuation of Trust. The Trustee or its designee shall value or cause to be valued the Trust as of the last business day of each calendar quarter ("Valuation Date"), and shall report to the Committee the value of the Trust as of such date, within a reasonable time after the first day of the month next following each Valuation Date.

6.3   Reports to Committee. Within sixty (60) days following the close of each calendar year, and within sixty (60) days following the effective date of the resignation or removal of the Trustee as provided in Section 8.1, the Trustee shall render to the Committee a written account of its administration of the Trust during such year or during the period from the close of the last preceding year to the date of such removal or resignation, setting forth all investments, receipts, disbursements and other transactions effected by it, including a description of all securities and investments purchased and sold with the cost or net proceeds of such purchases or sales (accrued interest paid or receivable being shown separately) and showing all cash, securities and other property held in the Trust as of the date of such removal or resignation, as the case may be.

6.4   Right of Judicial Settlement. The Trustee, the Committee, and the Employer, or any of them, shall have the right to apply at any time to a court of competent jurisdiction for the judicial settlement of the Trustee's account. In any such case, it shall be necessary to join as parties thereto only the Trustee, the Committee and the Employer; and any judgment or decree which may be entered therein shall be conclusive upon all persons having or claiming to have any interest in the Trust or under the Plan.

6.5   Enforcement of Agreement. To protect the Trust from expenses which might otherwise be incurred, the Employer and the Committee shall have authority, either jointly or severally, to enforce this Agreement on behalf of all persons claiming any interest in the Trust or under the Plan, and no other person may institute or maintain any action or proceeding against the Trustee or the Trust in the absence of written authority from the Employer, the Committee or a judgment of a court of competent jurisdiction that in refusing authority the Committee acted fraudulently or in bad faith.

SECTION 7. TAXES; COMPENSATION OF TRUSTEE

7.1   Taxes. Any taxes that may be imposed upon the Trust or the income therefrom shall be deducted from and charged against the Trust.

7.2   Compensation of Trustee; Expenses. The Trustee shall receive for its services hereunder such compensation as may be agreed upon in writing from time to time by the Employer and the Trustee and shall be reimbursed for its reasonable expenses, including counsel fees, incurred in the performance of its duties hereunder. The Trustee shall deduct from and charge against the Trust such compensation and all such expenses unless previously paid by the Employer.

SECTION 8. RESIGNATION AND REMOVAL OF TRUSTEE

8.1   Resignation or Removal of Trustee. The Trustee may resign as trustee hereunder at any time by giving sixty (60) days prior written notice to the Employer. The Employer may remove the Trustee as trustee hereunder at any time by giving the Trustee prior written notice of such removal, which shall include notice of the appointment of a successor trustee. Such removal shall take effect not earlier than sixty (60) days following receipt of such notice by the Trustee unless otherwise agreed upon by the Trustee and the Employer.

8.2   Appointment of Successor. In the event of the resignation or removal of the Trustee, a successor trustee shall be appointed by the Employer. Except as is otherwise provided in Section 8.1, such appointment shall take effect upon delivery to the Trustee of an instrument so appointing the successor and an instrument of acceptance executed by such successor. If within sixty (60) days after notice of resignation has been given by the Trustee, a successor has not been appointed as provided in Section 8.1, the Trustee may apply to any court of competent jurisdiction for the appointment of such successor or for instructions. All expenses of the Trustee in connection with the preceding shall be allowed as administrative expenses of the Trust.

8.3   Succession.

(a)   Upon the appointment of a successor hereunder, the Trustee shall timely transfer and deliver all assets of the Trust to such successor; provided, however, that the Trustee may reserve such sum of money as it shall in its sole and absolute discretion deem advisable for payment of its fees and all expenses including counsel fees in connection with the settlement of its account, and any balance of such reserve remaining after the payment of such charges shall be paid over to the successor trustee. If such reserve shall be insufficient to pay such charges, the Trustee shall be entitled to recover the amount of any deficiency from the Employer, from the Trust, or from both.

(b)   Upon the completion of the succession and the rendering of its final accounts, the Trustee shall have no further responsibilities whatsoever under this Agreement.

8.4   Successor Bound by Agreement. All the provisions of this Agreement shall apply to any successor trustee with the same force and effect as if such successor had been originally named herein as the trustee hereunder.

SECTION 9.   TRUSTEE RESPONSIBILITY REGARDING PAYMENTS TO TRUST BENEFICIARIES WHEN EMPLOYER IS INSOLVENT

9.1   Insolvency. The Trustee shall cease payment of benefits to Plan participants and their beneficiaries if the Employer is Insolvent. The Employer shall be considered "Insolvent" for purposes of this Trust Agreement if (i) the Employer is unable to pay its debts as they become due, or (ii) the Employer is subject to a pending proceeding as a debtor under the United States Bankruptcy Code.

9.2   General Creditors. At all times during the continuance of this Trust, the principal and income of the Trust shall be subject to claims of general creditors of the Employer.

(a)   The Board of Directors and the Chief Executive Officer of Employer shall have the duty to inform the Trustee in writing of Employer's Insolvency. If a person claiming to be a creditor of the Employer alleges in writing to the Trustee under penalty of perjury that that Employer has become Insolvent, the Trustee shall take action it deems prudent to determine whether Employer is Insolvent, and, pending such determination, the Trustee shall discontinue payment of benefits to Plan participants or their beneficiaries.

(b)   Unless the Trustee has actual knowledge of Employer's Insolvency, or has received notice from Employer or a person claiming to be a creditor alleging that Employer is Insolvent, the Trustee shall have no duty to inquire whether Employer is Insolvent. The Trustee may in all events rely on the determination of the independent accountant regularly auditing the financial records of Employer as to whether Employer is Insolvent.

(c)   If at any time the Trustee has made or received a determination that Employer is Insolvent, the Trustee shall discontinue payments to Plan participants or their beneficiaries and shall hold the assets of the Trust for the benefit of Employer's general creditors. Nothing in this Trust Agreement shall in any way diminish any rights of Plan participants or their beneficiaries to pursue their rights as general creditors of the Employer with respect to benefits due under the Plan or otherwise.

(d)   The Trustee shall resume the payment of benefits to Plan participants or their beneficiaries in accordance with the terms of this Agreement only after the Trustee has received a determination from the independent accountant regularly auditing the financial records of the Employer that the Employer is not Insolvent (or is no longer Insolvent).

(e)   During the continuance of the Trust, the fees and expenses of the Trustee shall be paid from the Trust Fund if not paid by the Employer.

9.3   Amount of Payments After Resumption. Provided that there are sufficient assets, if the Trustee discontinues the payment of benefits from the Trust pursuant to this Section 9 and subsequently resumes such payments, the first payment following such discontinuance shall include the aggregate amount of all payments due to Plan participants or their beneficiaries under the terms of the Plan for the period of such discontinuance, less the aggregate amount of any payments made to Plan participants or their beneficiaries by the Employer in lieu of the payments provided for hereunder during any such period of discontinuance.

SECTION 10. AMENDMENT AND TERMINATION

10.1   Amendment. This Trust Agreement may be amended by a written instrument executed by the Trustee and the Employer. Notwithstanding the foregoing, no such amendment shall conflict with the terms of the Plan or shall make the Trust revocable after it has become irrevocable in accordance with Section 1.2 hereof.

10.2   Termination. The Trust shall not terminate until the date on which Plan participants and their beneficiaries are no longer entitled to benefits under the terms of the Plan. Upon termination of the Trust, any remaining assets less any outstanding Trust fees and expenses shall be returned to the Employer.

SECTION 11. MISCELLANEOUS

11.1   Binding Effect; Assignability. This Agreement shall be binding upon, and the powers granted to the Employer and the Trustee, respectively, shall be exercisable by the respective successors and assigns of the Employer and the Trustee. Any entity which shall, by merger, consolidation, purchase, or otherwise, succeed to substantially all the trust business of the Trustee shall, upon such succession and without any appointment or other action by the Employer, be and become successor trustee hereunder.

11.2   Governing Law. This Agreement and the trust created and the Trust held hereunder shall be interpreted in accordance with the laws of the state of Delaware, except to the extent that such laws are preempted by the federal laws of the United States of America. All contributions to the Trust shall be deemed to take place in the state of Delaware.

11.3   Notices. Any communication to the Trustee, including any notice, direction, designation, certification, order, instruction, or objection shall be in writing and signed by the person authorized under the Plan to give the communication. The Trustee shall be fully protected in acting in accordance with these written communications. Any notice required or permitted to be given to a party hereunder shall be deemed given if in writing and hand delivered or mailed, postage prepaid, certified mail, return receipt requested, to such party at the following address or at such other address as such party may by notice specify:

        If to the Employer:
            United Fire Group
            118 2nd Avenue
            Cedar Rapids, IA 52401
            Attention: Dianne Lyons

        If to the Trustee:
            Principal Trust Company
            P.O. Box 8963
            Wilmington, DE 19899-8963
            Attention: Trust Services

11.4   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity of enforceability of the remaining provisions.

11.5   Waiver. Failure of any party to insist at any time or times upon strict compliance with any provision of this Agreement shall not be a waiver of such provision at such time or any later time unless in a writing designated as a waiver and signed by or on behalf of the party against whom enforcement of the waiver is sought.

11.6 <u>Non-Alienation.</u> No interest, right or claim in or to any part of the Trust or any payment therefrom shall be assignable, transferable or subject to sale, mortgage, pledge, hypothecation, commutation, anticipation, garnishment, attachment, execution, or levy of any kind, and the Trustee and the Committee shall not recognize any attempt to assign, transfer, sell, mortgage, pledge, hypothecate, commute, or anticipate the same, except to the extent required by law.

11.7 <u>Definitions.</u> Unless the context of this Agreement clearly indicates otherwise, the terms defined in the Plan shall, when used herein, have the same meaning as in the Plan.

11.8 <u>Headings.</u> The headings of sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Agreement, the text shall control.

11.9 <u>Construction of Language.</u> Whenever appropriate in this Agreement, words used in the singular may be read in the plural; words used in the plural may be read in the singular; and words importing the masculine gender shall be deemed equally to refer to the female gender or the neuter. Any reference to a section number shall refer to a section of this Agreement, unless otherwise indicated.

11.10 <u>Counterparts.</u> This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of May 22, 2014.

FOR THE EMPLOYER

Employer :   United Fire & Casualty Company

By: _____
                                                        (Signature)

Title: _____

Date: _____

ACCEPTANCE OF THE TRUSTEE
The undersigned hereby accepts appointment as Trustee hereunder and agrees to be bound by the terms of this Agreement.

DELAWARE CHARTER GUARANTEE & TRUST COMPANY, a Delaware corporation conducting business under the trade name of Principal Trust Company

By: _____
                                                        (Signature)

Title: _____

Date:

Exhibit 10.4

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS AGREEMENT is entered into as of the 21st day of May, 2014 by and between United Fire Group, Inc., an Iowa corporation (the "Company"), and [Executive Name] (the "Executive").

W I T N E S S E T H

WHEREAS, the Executive currently serves as a key employee of the Company and the Executive's services and knowledge are valuable to the Company in connection with the management of the Company or one or more of its principal operating facilities, divisions, departments or subsidiaries; and

WHEREAS, the Board (as defined in Section 1) has determined that it is in the best interests of the Company and its shareholders to secure the Executive's continued services and to ensure the Executive's continued dedication and objectivity in the event of any threat or occurrence of, or negotiation or other action that could lead to, or create the possibility of, a Change in Control (as defined in Section 1) of the Company, without concern as to whether the Executive might be hindered or distracted by personal uncertainties and risks created by any such possible Change in Control, and to encourage the Executive's full attention and dedication to the Company, the Board has authorized the Company to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, the Company and the Executive hereby agree as follows:

1.   Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

(a)   "Board" means the Board of Directors of the Company.

(b)   "Cause" means (1) a material breach by the Executive of those duties and responsibilities of the Executive which do not differ in any material respect from the duties and responsibilities of the Executive during the 90-day period immediately prior to a Change in Control (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate on the Executive's part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach or (2) the commission by the Executive of a felony involving moral turpitude.

(c)   "Change in Control" means the following:

(1)   the acquisition by any individual, entity or group (a "Person"), including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 50% or more of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of

directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a reorganization, merger or consolidation involving the Company, if, immediately after such reorganization, merger or consolidation, each of the conditions described in clauses (i), (ii) and (iii) of subsection (3) of this Section (1)(c) shall be satisfied; and provided further that, for purposes of clause (B), if any Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company) shall, by reason of an acquisition of Outstanding Company Voting Securities by the Company, become the beneficial owner of 50% or more of the Outstanding Company Voting Securities, and such Person shall, after such acquisition of Outstanding Company Voting Securities by the Company, become the beneficial owner of any additional Outstanding Company Voting Securities and such beneficial ownership is publicly announced, such additional beneficial ownership shall constitute a Change in Control;

(2) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided, however, that any individual who becomes a director of the Company subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved either by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed to have been a member of the Incumbent Board; and provided further, that no individual who was initially elected as a director of the Company as a result of an actual or threatened solicitation by a Person other than the Board for the purpose of opposing a solicitation by any other Person with respect to the election or removal of directors or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to have been a member of the Incumbent Board;

(3) consummation of a reorganization, merger or consolidation unless, in any such case, immediately after such reorganization, merger or consolidation, (i) more than 50% of the combined voting power of the then outstanding securities of the corporation resulting from such reorganization, merger or consolidation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals or entities who were the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation, (ii) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or the corporation resulting from such reorganization, merger or consolidation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 50% or more of the Outstanding Company Voting Securities) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such reorganization, merger or consolidation; or

(4)   consummation of the sale or other disposition of all or substantially all of the assets of the Company other than to a corporation with respect to which, immediately after such sale or other disposition, (A) more than 50% of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Voting Securities immediately prior to such sale or other disposition, (B) no Person (other than the Company, any employee benefit plan (or related trust) sponsored or maintained by the Company or such corporation (or any corporation controlled by the Company) and any Person which beneficially owned, immediately prior to such sale or other disposition, directly or indirectly, 50% or more of the Outstanding Company Voting Securities) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding securities thereof entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors thereof were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition;

provided, however, that no such transaction or event shall constitute a Change in Control unless it is also a "change in control event" within the meaning of Section 409A of the Code.

(d)   "Code" means the Internal Revenue Code of 1986, as amended.

(e)   "Company" means United Fire Group, Inc., an Iowa corporation.

(f)   "Date of Termination" means the date on which the Executive separates from service, within the meaning of Section 409A of the Code.

(g)   "Good Reason" means, without the Executive's express written consent, the occurrence of any of the following events after a Change in Control:

(1)   the assignment to the Executive of any duties which constitute in any material respect a reduction in the level of the Executive's position(s), duties, responsibilities or status with the Company immediately prior to such Change in Control;

(2)   a reduction by the Company in the Executive's rate of annual base salary as in effect immediately prior to such Change in Control or as the same may be increased from time to time thereafter;

(3)   any requirement of the Company that the Executive be based more than 50 miles from the facility where the Executive is based at the time of the Change in Control; or

(4)   the failure of the Company to obtain the assumption agreement from any successor as contemplated in Section 11(b);

provided, however, that (x) the Executive provides written notice to the Company of the occurrence of any of the events set forth in clauses (1) through (4) of this definition within 90 days after the Executive has knowledge of the circumstances constituting such event; (y) the Company fails to correct the circumstances resulting in any of the events set forth in clauses (1) through (4) within 30 days after such notice and (z) the Executive resigns within six months after the initial existence of such circumstances.

(h)   "Nonqualifying Termination" means a termination of the Executive's employment (1) by the Company for Cause, (2) by the Executive for any reason other than a Good Reason, (3) as a result of the Executive's death or (4) by the Company due to the Executive's absence from the Executive's duties with the Company on a full-time basis for at least 180 consecutive days as a result of the Executive's incapacity due to physical or mental illness.

(i)   "Termination Period" means the period of time beginning with a Change in Control and ending on the earlier to occur of (1) two years following such Change in Control and (2) the Executive's death.

2.   Obligations of the Executive. The Executive agrees that in the event any person or group attempts a Change in Control, the Executive shall not voluntarily leave the employ of the Company without Good Reason (a) until such attempted Change in Control terminates or (b) if a Change in Control shall occur, until 90 days following such Change in Control.

3.   Payments Upon Termination of Employment.

(a)   If, during the Termination Period, the employment of the Executive shall terminate, other than by reason of a Nonqualifying Termination, then the Executive shall be entitled to the following payments and benefits:

(1)   The Company shall pay to the Executive (or the Executive's beneficiary or estate) within 30 days after the Date of Termination (except as otherwise provided for in Section 15), as compensation for services rendered to the Company and its subsidiaries:

(i)   a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld pursuant to Section 5) equal to the sum of (x) the Executive's base salary from the Company and its subsidiaries through the Date of Termination, to the extent not theretofore paid, (y) the Executive's annual bonus under the Company's or its subsidiaries' annual bonus plan earned with respect to the fiscal year immediately prior to the fiscal year in which the Date of Termination occurs, to the extent not theretofore paid and (z) an amount equal to the Executive's target annual bonus (without regard to any amounts that would otherwise be deferred) immediately prior to the Change in Control (or if higher, the Executive's target annual bonus in respect of the fiscal year in which the Date of Termination occurs), multiplied (in the case of clause (z) only) by a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination and the denominator of which is 365 or 366, as applicable; plus

(ii)   a lump sum cash amount (subject to any applicable payroll or other taxes required to be withheld pursuant to Section 5) equal to the sum of

4

150% of the Executive's highest annual base salary from the Company and its subsidiaries (without regard to any amounts that would otherwise be deferred) in effect during the 12-month period prior to the Date of Termination and 150% the Executive's target annual bonus (without regard to any amounts that would otherwise be deferred) immediately prior to the Date of Termination (or, if higher, the average of the annual bonuses earned by the Executive in respect of the three fiscal years of the Company (or such portion thereof during which the Executive performed services for the Company if the Executive shall have been employed by the Company for less than such three fiscal year period) immediately preceding the fiscal year in which the Change in Control occurs).

(2) For a period of 18 months commencing on the Date of Termination, the Company and its subsidiaries shall, to the extent permitted under the applicable plans, continue to keep in full force and effect all medical, accident, disability and life insurance benefits with respect to the Executive and the Executive's dependents with substantially the same level of coverage, upon substantially the same terms and otherwise to the same extent as such benefits shall have been in effect immediately prior to the Change in Control or, if more favorable to the Executive, as provided generally with respect to other peer employees of the Company and its subsidiaries, and the Company and the Executive shall share the costs of the continuation of such benefit coverage in the same proportion as such costs were shared immediately prior to the Change in Control. To the extent the Company is unable to provide such benefit coverage for reasons other than cost, the Company shall reimburse the Executive for the amount necessary for the Executive to acquire comparable benefit coverage, reduced by the portion of the applicable premiums otherwise payable by the Executive, with such reimbursement to be made not later than 90 days after the date on which the Executive submits to the Company all required documentation evidencing the reimbursable expense, but in no event later than the end of the calendar year following the calendar year in which the expense was incurred. After the expiration of such 18-month period, the Executive shall be entitled to continue the Executive's medical coverage under applicable law (COBRA), at Executive's expense.

(3) Each long-term incentive award granted to the Executive, including without limitation each option, restricted stock, restricted stock unit and other equity-based award, shall become fully vested, and to the extent any such award is subject to the attainment of specified performance measures, such performance measures shall be deemed satisfied at the target level.

(4) For a period of 12 months commencing on the Date of Termination, the Executive shall receive outplacement assistance services from an outplacement agency selected by the Executive and the Company shall pay all costs of such services; provided that such costs do not exceed $15,000.

(5) Any amounts paid or benefits provided pursuant to this Section 3(a) shall be paid in lieu of any other amount of severance compensation that would otherwise be received by the Executive upon termination of employment of the Executive under any severance plan, policy or arrangement of the Company or its subsidiaries.

To be eligible for any payments under this Section 3(a), the Executive must execute and deliver to the Company, within 21 days after the Executive's Date of Termination, a final and complete release in a form that is reasonably acceptable to and approved by the Company (and not revoke such release).

(b)   If during the Termination Period the employment of the Executive shall terminate by reason of a Nonqualifying Termination, then the Company shall pay to the Executive within 30 days following the Date of Termination, a cash amount equal to the sum of (1) the Executive's base salary from the Company through the Date of Termination, to the extent not theretofore paid and (2) any accrued vacation pay, to the extent not theretofore paid.

(c)   If during the Termination Period the employment of the Executive shall terminate, whether or not by reason of a Nonqualifying Termination, the Company shall pay to the Executive any compensation previously deferred by the Executive (together with any interest and earnings thereon) in accordance with the terms of the plans pursuant to which such compensation was deferred.

4.   Parachute Payments.

(a)   To the extent that any payment or distribution to or for the benefit of Executive pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any of its affiliated companies, any person whose actions result in a change of ownership or effective control covered by Section 280G(b)(2) of the Code or any person affiliated with the Company or such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "Payments") would be subject to the excise tax (the "Excise Tax") imposed by Section 4999 of the Code, then the Company shall reduce the payments to the amount that is (after taking into account federal, state, local and social security taxes at the maximum marginal rates, including any excise taxes imposed by Section 4999 of the Code) one dollar less than the amount of the Payments that would subject Executive to the Excise Tax (the "Safe Harbor Cap") if, and only if, such reduction would result in Executive receiving a higher net after-tax amount. Unless Executive shall have given prior written notice specifying a different order to the Company to effectuate the Safe Harbor Cap, the Payments to be reduced hereunder will be determined in a manner which has the least economic cost to Executive and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when the Payment would have been made to Executive until the reduction specified herein is achieved. Executive's right to specify the order of reduction of the Payments shall apply only to the extent that it does not directly or indirectly alter the time or method of payment of any amount that is deferred compensation subject to (and not exempt from) Section 409A.

(b)   All determinations required to be made under this Section 4, including whether and when the Safe Harbor Cap is required and the amount of the reduction of the Payments pursuant to the Safe Harbor Cap and the assumptions to be utilized in arriving at such determination, shall be made by a public accounting firm that is retained by the Company as of the date immediately prior to the Change in Control (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within fifteen (15) business days of the receipt of notice from the Company or Executive that there has been a Payment, or such earlier time as is requested by the Company (collectively, the "Determination"). In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive may appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. The Determination by the Accounting Firm shall be binding upon the Company and Executive. Executive shall cooperate, to the extent his or her reasonable out-of pocket expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contests or disputes with the Internal Revenue Service in connection with the Excise Tax.

5.   Withholding Taxes. The Company may withhold from all payments due to the Executive (or his or her beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law, the Company is required to withhold therefrom.

6.   Reimbursement of Expenses. If any contest or dispute shall arise under this Agreement involving termination of the Executive's employment with the Company or involving the failure or refusal of the Company to perform fully in accordance with the terms hereof, the Company shall reimburse the Executive, on a current basis and in accordance with Section 15, for all legal fees and expenses, if any, incurred by the Executive in connection with such contest or dispute, together with interest in an amount equal to the U.S. Prime Rate as published in the "Money Rates" section of The Wall Street Journal, but in no event higher than the maximum legal rate permissible under applicable law, such interest to accrue from the date the Company receives the Executive's statement for such fees and expenses through the date of payment thereof; provided, however, that in the event the resolution of any such contest or dispute includes a finding denying, in total, the Executive's claims in such contest or dispute, the Executive shall be required to reimburse the Company, over a period of 12 months from the date of such resolution, for all sums advanced to the Executive pursuant to this Section 6.

7.   Operative Event. Notwithstanding any provision herein to the contrary, no amounts shall be payable hereunder unless and until there is a Change in Control at a time when the Executive is employed by the Company and a subsequent termination of employment of the Executive.

8.   Noncompetition; Nonsolicitation. (a) The Executive acknowledges that in the course of his or her employment with the Company the Executive has become familiar with trade secrets and other confidential information concerning the Company and that the Executive's services are of special, unique and extraordinary value to the Company.

(b)   The Executive agrees that if during the Termination Period the employment of the Executive shall terminate, other than by reason of a Nonqualifying Termination, and the Executive shall receive payments from the Company pursuant to Sections 3 (a) and 3(b), then, in consideration for such payments, for a period of 18 months following the Date of Termination (the "Noncompetition Period") the Executive shall not in any manner, directly or indirectly, through any person, firm or corporation, alone or as a member of a partnership or as an officer, director, stockholder, investor or employee of or consultant to any other corporation or enterprise or otherwise, engage or be engaged, or assist any other person, firm, corporation or enterprise in engaging or being engaged, in any business being conducted by the Company as of the Date of Termination in any geographic area in which the Company is then conducting such business.

(c)   The Executive further agrees that during the Noncompetition Period the Executive shall not (i) in any manner, directly or indirectly, induce or attempt to induce any employee of the Company or any of its subsidiaries to terminate or abandon his or her employment for any purpose whatsoever, or (ii) in connection with any business to which Section 8(b) applies, call on, service, solicit or otherwise do business with any customer of the Company.

(d)   Nothing in this Section 8 shall prohibit the Executive from being (i) a stockholder in a mutual fund or a diversified investment company or (ii) a passive owner of not more than two percent (2%) of the outstanding stock of any class of a corporation, any securities of which are publicly traded, so long as the Executive has no active participation in the business of such corporation.

(e)   If, at any time of enforcement of this Section 8, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

(f)   The Executive acknowledges that the Company would be damaged irreparably in the event that any provision of this Section 8 were not performed in accordance with its terms or were otherwise breached and that money damages would be an inadequate remedy for any such nonperformance or breach. Accordingly, the Company and its successors or permitted assigns shall be entitled, in addition to other rights and remedies existing in their favor, to seek an injunction or injunctions to prevent any breach or threatened breach of any of such provisions and to enforce such provisions specifically (without posting a bond or other security).

9.   Termination of Agreement. (a) This Agreement shall be effective on the date hereof and shall continue until terminated by the Company as provided in paragraph (b) of this Section 9; provided, however, that this Agreement shall terminate in any event upon the first to occur of (i) the Executive's death and (ii) termination of the Executive's employment with the Company prior to a Change in Control.

(b)   The Company shall have the right prior to a Change in Control, in its sole discretion, pursuant to action by the Board, to approve the termination of this Agreement, which termination shall not become effective until the date fixed by the Board for such termination, which date shall be at least 120 days after notice thereof is given by the Company to the Executive in accordance with Section 12; provided, however, that no such action shall be taken by the Board during any period of time when the Board has knowledge that any person has taken steps reasonably calculated to effect a Change in Control until, in the opinion of the Board, such person has abandoned or terminated its efforts to effect a Change in Control; and provided further, that in no event shall this Agreement be terminated in the event of a Change in Control.

10.   Scope of Agreement. Nothing in this Agreement shall be deemed to entitle the Executive to continued employment with the Company or its subsidiaries, and if the Executive's employment with the Company shall terminate prior to a Change in Control, then the Executive shall have no further rights under this Agreement; provided, however, that any termination of the Executive's employment following a Change in Control shall be subject to all of the provisions of this Agreement.

11.   Successors; Binding Agreement.

(a)   This Agreement shall not be terminated by any merger or consolidation of the Company whereby the Company is or is not the surviving or resulting corporation or as a result of any transfer of all or substantially all of the assets of the Company. In the event of any such merger, consolidation or transfer of assets, the provisions of this Agreement shall be binding upon the surviving or resulting corporation or the person or entity to which such assets are transferred.

(b)   The Company agrees that concurrently with any merger, consolidation or transfer of assets referred to in paragraph (a) of this Section 11, it will cause any successor or transferee unconditionally to assume, by written instrument delivered to the Executive (or his or her beneficiary or estate), all of the obligations of the Company hereunder. Failure of the Company to obtain such assumption prior to the effectiveness of any such merger, consolidation or transfer of assets shall be a breach of this Agreement and (i) if such merger, consolidation or transfer is a "change in control event," within the meaning of Section 409A of the Code, or (ii) the Executive terminates employment for Good Reason, the Executive shall be entitled to compensation and other benefits from the Company in the same amount and on the same terms as the Executive would be entitled hereunder if the Executive's employment were terminated following a Change in Control other than by reason of a Nonqualifying Termination. For purposes of implementing clause (i) of the foregoing sentence, the date on which any such merger, consolidation or transfer becomes effective shall be deemed the Date of Termination.

(c)   This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amounts would be payable to the Executive hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by the Executive to receive such amounts or, if no person is so appointed, to the Executive's estate.

12.   Notice. (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five days after deposit in the United States mail, certified and return receipt requested, postage prepaid, addressed (1) if to the Executive, to his or her address as set forth in the records of the Company, and if to the Company, to United Fire Group, Inc.,

attention Chief Executive Officer, 118 Second Avenue, S.E., Cedar Rapids, Iowa 52407, with a copy to the General Counsel at the same address, or (2) to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(a)   A written notice of the Executive's Date of Termination by the Company or the Executive, as the case may be, to the other, shall be required to be given and shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (iii) specify the Date of Termination (which date shall be not less than 15 days after the giving of such notice). The failure by the Executive or the Company to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company hereunder or preclude the Executive or the Company from asserting such fact or circumstance in enforcing the Executive's or the Company's rights hereunder.

13.   Full Settlement; Resolution of Disputes. (a) The Company's obligation to make any payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, such amounts shall not be reduced whether or not the Executive obtains other employment.

(a)   If there shall be any dispute between the Company and the Executive in the event of any termination of the Executive's employment, then, unless and until there is a final, nonappealable judgment by a court of competent jurisdiction declaring that such termination was for Cause, that the determination by the Executive of the existence of Good Reason was not made in good faith, or that the Company is not otherwise obligated to pay any amount or provide any benefit to the Executive and his or her dependents or other beneficiaries, as the case may be, under paragraphs (a) and (b) of Section 3, the Company shall pay all amounts, and provide all benefits, to the Executive and his or her dependents or other beneficiaries, as the case may be, that the Company would be required to pay or provide pursuant to paragraphs (a) and (b) of Section 3 as though such termination were by the Company without Cause or by the Executive with Good Reason; provided, however, that the Company shall not be required to pay any disputed amounts pursuant to this paragraph except upon receipt of an undertaking by or on behalf of the Executive to repay all such amounts to which the Executive is ultimately adjudged by such court not to be entitled.

14.   Employment with Subsidiaries. Employment with the Company for purposes of this Agreement shall include employment with any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities of such corporation or other entity entitled to vote generally in the election of directors.

15.   Section 409A. This Agreement is intended to comply with the requirements of Section 409A of the Code, and shall be interpreted and construed consistently with such intent. In the event the terms of this Agreement would subject Executive to taxes or penalties under Section 409A of the Code ("409A Penalties"), the Company and Executive shall cooperate diligently to amend the terms of the Agreement to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Company be responsible for any 409A Penalties that arise in connection with any amounts payable under this Agreement. Notwithstanding any other provision in this Agreement, to the extent any payments hereunder constitutes nonqualified deferred compensation, within the meaning of Section 409A of the Code, then (i) each such payment which is conditioned upon Executive's execution of a release and which is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years and (ii) if Executive is a "specified employee," as defined in Section 409A of the Code, as of the Date of Termination, then to the extent any amount payable under this Agreement is payable upon Executive's separation from service, within the meaning of Section 409A of the Code, and under the terms of this Agreement would be payable prior to the six-month anniversary of Executive's Date of Termination, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of the Date of Termination or (b) the date of Executive's death. Any reimbursement or advancement payable to Executive pursuant to this Agreement shall be conditioned on the submission by Executive of all expense reports reasonably required by the Company under any applicable expense reimbursement policy, and shall be paid to Executive within 30 days following receipt of such expense reports, but in no event later than the last day of the calendar year following the calendar year in which Executive incurred the reimbursable expense. Any amount of expenses eligible for reimbursement, or in-kind benefit provided, during a calendar year shall not affect the amount of expenses eligible for reimbursement, or in-kind benefit to be provided, during any other calendar year. The right to any reimbursement or in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit.

16.   Governing Law; Validity. The interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Iowa without regard to the principle of conflicts of laws. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which other provisions shall remain in full force and effect.

17.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

18.   Miscellaneous. No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by the Executive and by a duly authorized officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Failure by the Executive or the Company to insist upon strict compliance with any provision of this Agreement or to

assert any right the Executive or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. The rights of, and benefits payable to, the Executive, his or her estate or his beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, the Executive, or his or her estate or beneficiaries under any other employee benefit plan or compensation program of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer of the Company and the Executive has executed this Agreement as of the day and year first above written.


UNITED FIRE GROUP, INC.

By:
     Jack B. Evans, Chairman

By: _____
     Mary K. Quass,
     Chair of the Compensation Committee

EXECUTIVE

_____
     [Printed Name]


Exhibit 10.5

AMENDMENT NUMBER ONE TO
UNITED FIRE & CASUALTY COMPANY
NONQUALIFIED DEFERRED COMPENSATION PLAN

This Amendment Number One to the United Fire & Casualty Company Nonqualified Deferred Compensation Plan ("Amendment") is made this 22nd day of May, 2014.

RECITALS

A.   United Fire & Casualty Company ("Company") has previously established and currently maintains the United Fire & Casualty Company Nonqualified Deferred Compensation Plan ("Plan"); and

B.   Pursuant to Section 9.1 of the Plan, the Company has the authority to amend the Plan at any time and with respect to any provisions thereof, and all parties thereto or claiming any interest thereunder shall be bound by such amendment.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.   <u>Effective Date</u>. The provisions of this Amendment shall apply effective as of _____, 2014. This Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this Amendment.

2.   <u>Contributions and Credits to Accounts</u>. Section 3.3 is deleted in its entirety, and there is substituted therefor the following:

3.3   <u>Contributions and Credits to Accounts</u>. There shall be established and maintained by the Employer a separate Plan Account in the name of each Participant which shall be credited or debited with: (a) amounts equal to the Participant's Compensation Deferrals; (b) amounts equal to the Participant's Performance-Based Compensation Deferrals; (c) an investment return determined as if the Plan Account were invested in one or more investment funds made available by the Employer, provided the Participant elects the investment funds in which the Participant's Plan Account shall be deemed to be invested in the manner prescribed by the Employer, which election shall take effect upon the entry of the Participant into the Plan. The investment election of the Participant shall remain in effect until a new election is made by the Participant. If a Participant fails for any reason to make an effective election of the investment return to be credited to the Participant's Plan Account, the investment return shall be determined by the Employer; (d) to the extent a Participant fails to make a valid election under Section 3.3(c), an amount of interest each Plan Year beginning in the first Plan Year of the Participant's participation and ending the Plan Year prior to the Plan Year in which the Participant terminates employment equal to a percentage to be determined by the Employer's Chief Executive Officer from time to time, and (e) any income, gains, or losses (to the extent realized,

1

based upon fair market value of the Account's assets, as determined by the Employer, in its discretion) attributable or allocable to (a), (b), (c) and (d). The Employer shall have the discretion to allocate such income, gains, or losses among Plan Accounts pursuant to such allocation rules as the Employer deems to be reasonable and administratively practicable.

3.   Allocation of Earnings or Losses on Accounts. Section 4.1 is deleted in its entirety, and there is substituted therefor the following:

4.1   Allocation of Earnings or Losses on Accounts. A Participant's Plan Account will be credited or debited with income, gains or losses as follows:

(a) A Participant's Plan Account shall be debited each business day with the total amount of any payments made from such Plan Account since the last preceding business day to the Participant or for the Participant's benefit. Unless otherwise specified by the Employer, each deemed investment fund will be debited pro-rata based on the value of the investment funds as of the end of the preceding business day.

(b) A Participant's Plan Account shall be credited on each date that Participant makes any Compensation Deferral or the Employer makes any discretionary credits to the Participant's Plan Account ("Crediting Date") with the total amount of any Compensation Deferrals and Employer discretionary credits to such Plan Account since the last preceding Crediting Date.

(c) A Participant's Plan Account shall be credited or debited on each day securities are traded on a national stock exchange with the amount of deemed investment gain or loss resulting from the performance of the investment funds elected by the Participant in accordance with Section 3.3(c). The amount of such deemed investment gain or loss shall be determined by the Employer and such determination shall be final and conclusive upon all parties.

(d) On each Valuation Date, a Participant's Plan Account shall be credited with the amount of interest determined in accordance with Section 3.3(d).

Dated: _____   _____
                                        Company Authorized Signer

                                        _____
                                        Company Authorized Signer

Exhibit 99.2



United Fire Group, Inc. Reports on Annual Shareholders' Meeting

- *Directors Elected to Board of Directors*
- *Promotions and New Officer Appointments Announced*

CEDAR RAPIDS, IOWA, May 22, 2014 – United Fire Group, Inc. (NASDAQ: UFCS) announced today that five directors were elected to our 14-member board at the Annual Shareholders' Meeting on May 21, 2014.

The following individuals were each elected as directors to serve three-year terms expiring in 2017: **Scott L. Carlton**, President of SGL Carbon LLC, Charlotte, North Carolina; **Douglas M. Hultquist**, President and Chief Executive Officer of QCR Holding, Inc., Moline, Illinois; **Casey D. Mahon**, retired adjunct law professor, University of Iowa College of Law, Iowa City, Iowa; **Randy A. Ramlo**, President and Chief Executive Officer, United Fire Group, Inc., Cedar Rapids, Iowa; and **Susan E. Voss**, Vice President and General Counsel, American Enterprise Group, Inc., Des Moines, Iowa.

In other official business, shareholders adopted amendments to United Fire Group, Inc.'s Stock Plan, ratified the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2014 fiscal year, and passed an advisory resolution approving compensation of our named executive officers.

Promotions and New Officer Appointments

The Company is pleased to announce the following promotions and officer appointments, effective May 21, 2014:



Michael T. Wilkins

Executive Vice President Mike Wilkins was promoted to Chief Operating Officer of United Fire Group, Inc. and its subsidiary companies. His new title will be Vice President and Chief Operating Officer.



Dianne M. Lyons

Vice President and Chief Financial Officer was promoted to Senior Vice President of United Fire Group, Inc. and its subsidiary companies. Her new title will be Senior Vice President and Chief Financial Officer.



Victoria (Torie) L. Hefel

Assistant Vice President and Personal Lines Regional Manager Torie Hefel was promoted to Vice President of United Fire & Casualty Company. Her new title will be Vice President and Personal Lines Regional Manager.



Alison B. Kaster

Assistant Vice President and Director of Project Management Alison Kaster was appointed Vice President of United Fire & Casualty Company. Her new title will be Vice President and Director of Project Management.



Robert (Rob) A. Diab Jr.

West Coast Underwriting Manager, Rob Diab was appointed Assistant Vice President of United Fire & Casualty Company. His new title will be Assistant Vice President and Underwriting Manager.



Jeanette A. Dostal

Midwest Underwriting Manager, Jeanette Dostal was appointed Assistant Vice President of United Fire & Casualty Company. Her new title will be Assistant Vice President and Underwriting Manager.



Kevin W. Helbing

Controller Kevin Helbing was appointed Assistant Vice President of United Fire Group, Inc. and its subsidiary companies. His new title will be Assistant Vice President and Controller.



Zondra S. Hopkins

Payroll/HRIS Manager Zondra Hopkins was appointed Assistant Vice President of United Fire & Casualty Company. Her new title will be Assistant Vice President and HRIS Manager.



Dewayne A. Mundell

Gulf Coast Regional Claims Manager Dewayne Mundell was appointed Assistant Vice President of United Fire & Casualty Company. His new title will be Assistant Vice President and Regional Claims Manager.



Jacob ("Jake") A. Shanle

Midwest Regional Claims Manager Jake Shanle was appointed Assistant Vice President of United Fire & Casualty Company. His new title will be Assistant Vice President and Regional Claims Manager.

ABOUT UNITED FIRE GROUP, INC.: Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance, and selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 37 states, represented by approximately 1,000 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com.

CONTACT: Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com



2014 ANNUAL MEETING

RANDY A. RAMLO
CHIEF EXECUTIVE OFFICER
MAY 21, 2014

2013 HIGHLIGHTS

GAAP combined ratio improved to 94.8% from 101.2%

P&C statutory capital increased from $586 million to $666 million

Book value grew from $28.90 per share to $30.87 per share

GAAP expense ratio deteriorated slightly from 31.5% to 31.8%

Pure loss ratio improved in both commercial lines and personal lines

Policy retention remained high at 82%



COMBINED RATIO

	2011	2012	2013
Losses	61.5	49.3	45.1
ALAE	6.2	11.2	6.9
ULAE	8.8	10.0	11.3
U/W Expense	32.1	31.3	32.0
Combined Ratio	108.6	101.8	95.3

The above numbers are presented on a statutory basis rather than GAAP

ALAE – Allocated Losses and Adjustment Expenses – Defense costs and legal
ULAE – Unallocated Losses and Adjustment Expenses – Adjusting and other



ORGANIC GROWTH

	YTD 2012	1Q2013	2Q2013	3Q2013	4Q2013	YTD 2013	1Q2014
Growth Components							
Rate Increases..........................	6.0%	6.8%	5.2%	8.0%	6.2%	7.7%	7.3%
New Business...........................	3.5%	1.8%	3.0%	3.1%	2.4%	2.1%	4.0%
Exposure Increases....................	3.0%	0.5%	0.8%	4.1%	0.8%	0.8%	0.2%
Overall Organic Growth............	12.5%	9.1%	9.0%	15.2%	9.4%	10.6%	11.5%

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PREMIUM GROWTH



Net Written Premiums

2010 to 2011 reflects the acquisition of Mercer Insurance Group

UNDERWRITING EXPENSE RATIO

3/31/14 Underwriting Expense Ratio   33.5%

- Projected future savings in:
  - Pension/Post-retirement benefits   0.9%
  - Non-deferred acquisition costs   0.9%
  - Additional Mercer transition costs 2015   0.1%
  - Galveston TX branch relocation   0.1%
  - Additional economies of scale   1.0%

Expected Underwriting Expense Ratio   30.5%

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INVESTMENT YIELD



Investment Yield

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Life Insurance Segment	6.3%	6.1%	6.4%	5.9%	6.2%	5.2%	5.0%	4.5%	4.1%	4.1%
P&C Insurance Segment	4.4%	4.9%	4.7%	5.5%	3.7%	3.4%	3.7%	2.8%	3.1%	3.0%
Total Invested Assets	5.7%	5.7%	5.7%	5.7%	5.1%	4.5%	4.5%	3.8%	3.7%	3.7%

◆ Life Insurance Segment ■ P&C Insurance Segment ── Total Invested Assets

NOTE: Total Invested Assets excludes Cash and Cash Equivalents

PREMIUM TO SURPLUS RATIO



LIFE COMPANY

- Consistent earnings potential and more predictable earnings stream than P&C business
  - $26 million dividend to parent in the last two years
- Geographic expansion – nine new states since 2011
- Extremely strong capitalization according to A.M. Best
- Lapse ratio of 5.5 percent
- Qualified care rider that allows insured to apply part of his/her death benefit to long term care if he/she is unable to perform some of the basic functions
- Automation commitment (ease of doing business)
  - Mobile App for agents
    - Policy information
    - Quick quotes
    - Contacts
    - Company news
- Collaborative initiatives with P&C





ECONOMY / MARKET CONDITIONS

- Positive rate environment for ten quarters

- Rate increases are expected through Q32014

- Positive audit premium for the last ten quarters

- Our insureds continue to add exposures at renewal

- Policy count growth opportunities

CAPITAL MANAGEMENT

	2010	2011	2012	2013	2010-2013		1Q2014
Total Shares O/S	26,195,552	25,505,350	25,227,463	25,360,893			25,396,845
Shares Repurchased	343,328	702,947	340,159	59,603	1,446,037		-
Average Repurchase Price/share	$ 18.29	$ 17.69	$ 21.46	$ 27.58	$ 19.13		
Total Repurchased	$ 6,280,042	$12,433,158	$ 7,306,236	$ 1,645,885	$27,665,321	$	-
Dividend Payments	$15,773,889	$15,507,401	$15,269,472	$17,483,803	$64,034,565	$	4,567,457
Total Capital Returned to SH	$22,053,931	$27,940,559	$22,575,708	$19,129,688	$91,699,886		$4,567,457

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1Q14 HIGHLIGHTS

Operating income per diluted share	$ 0.47
Book value per share	$31.82
Combined ratio	99.6%
Catastrophes impact on combined ratio	1.8%
Return on equity (ROE)	6.7%

STOCK PRICE

$34.21

$18.48

$28.01

Book Value per Share at 3/31/2014: $31.82



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CURRENT OBJECTIVES

2020 Vision

- Objectives
    - Increase ROE
    - Increase Written Premiums
    - Provide best-in-class service
    - Be a "best place to work" so as to recruit and retain the best employees
- Expand our agency plant and penetration
- Leverage our existing product portfolio
- Expand our geographic footprint
- Enter the Excess & Surplus lines
    - New Branch in Los Angeles as of February 1, 2014
- Continue to capitalize on strategic growth opportunities

BRANDING 'REFRESH' PROJECT

"Refreshed" logo



- More unified look and feel across all regional offices
- Unified message (both internal and external)
- UFG rather than United Fire Group
- Newly appointed VP of Marketing

VALUE PROPOSITION

Your business insurance needs are complex – let us make your solution simple…

United Fire Group offers a simple business solution to your individual business insurance requirements. Through our partnerships with independent insurance agents, we can help design a simple and cost-effective solution to your complex insurance needs, as well as provide a risk management program to help safeguard your business investment. For those with personal insurance needs, we also offer home, auto and life products. While doing business in 43 states and the District of Columbia, we are readily accessible and eager to assist.



BRANCH STRUCTURE



Offices in Cedar Rapids, Iowa (corporate headquarters); Denver, Colorado; Houston, Texas; Pennington, New Jersey; Lock Haven, Pennsylvania; New Orleans, Louisiana; Rocklin, California and Los Angeles, California.

Licensed in 45 states plus the District of Columbia, we have agency appointments in the states shaded blue.

EXCESS AND SURPLUS LINE



$1MM Written Premium

$400K Written Premium

$80K Written Premium

New branch office opened in Los Angeles on February 3, 2014. First policy issued by the end of February. Will initially write in the states of CA, OR, NV, AZ





ACCENTURE CLAIMS SYSTEM

Objectives

- Enhance service to policyholders and agents
- Reduce expenses by improving employee efficiency and accuracy
- Provide field adjusters with tools to enhance customer service
- Provide additional/expanded management reports
- Automate internal controls
- Improve reserve accuracy

2013
2014
Analyze
Design
Build/Test
Train

NATIONAL RECOGNITION

- Rated A (Excellent) by A.M. Best Company

- Named a *Super Regional Property/Casualty Insurer*™ every year since 2006 by *Insurance Journal* magazine

- Placed on *National Underwriter's* 2012 list of Top 100 insurance groups in property and casualty premium rankings (third consecutive year)

- Placed on the *Des Moines Register's* 2012 list of Top 100 places in Iowa to work

- Received the 2013 Interface Partner Award from Applied Systems® (fifth consecutive year)

- Placed on *Forbes'* 2014 list of "America's 50 Most Trustworthy Financial Companies"



COMMITMENT TO DOWNTOWN

In December 2013, we expanded our Cedar Rapids campus by purchasing the American Building, an historic ten-story office building located adjacent to existing campus properties.

For now, the building will constitute property held for rental income as we explore any and all potential opportunities.



The American Building, Cedar Rapids, Iowa

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Thank You!

2Q2014 DIVIDEND ANNOUNCEMENT

UFG Approves a Dividend Increase and Declares a Common Stock Dividend of $0.20 per share!

Record Date	June 2
Payment Date	June 16

